UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170156

DIVISION OF
CORPORATION FINANCE

February 17, 2017

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 28, 2016

Dear Ms. Sellers:

This is in response to your letter dated December 28, 2016 concerning the shareholder proposal submitted to Dominion by John B. Mason and Linda Mason. We also have received a letter on the proponents' behalf dated January 30, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital
natasha@arjuna-capital.com

February 17, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 28, 2016

The proposal requests that the company issue a report reviewing its policies, actions and plans to measure, monitor, mitigate, disclose and set quantitative reduction targets for methane emissions resulting from all operations, including storage and transportation, under the company's financial or operational control.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

January 30th, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. December 28, 2016 Request to Exclude Shareholder Proposal of As You Sow and Arjuna Capital on behalf of John B. Mason and Linda Mason
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of John B. Mason and Linda Mason by As You Sow and Arjuna Capital, as their designated representative in this matter ("Proponent"), who is a beneficial owner of shares of common stock of Dominion Resources, Inc. (the "Company" or "Dominion"), and who have submitted a shareholder proposal (the "Proposal") to Dominion, to respond to the letter dated December 28, 2016 sent to the Office of Chief Counsel by the Company ("Company Letter"), in which Dominion contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(i)(10).

We have reviewed the Proposal and the Company Letter, and based upon the forgoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Dominion's 2017 proxy statement because the Proposal has not been substantially implemented.

The Proponents urge the Staff to deny the Company's no action request.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Dominion's Senior Counsel – Corporate Finance, Securities & M&A Meredith S. Thrower via e-mail at meredith.s.thrower@dom.com and Jane Whitt Sellers via email at jsellers@mcguirewoods.com.

The Proposal

The Resolved Clause of the Proposal states:

> **RESOLVED:** Shareholders request Dominion issue a report (by October 2017, at reasonable cost, omitting proprietary information) reviewing the Company's policies, actions and plans to measure, monitor, mitigate, disclose, and set quantitative reduction targets for methane emissions resulting from all operations, including storage and transportation, under the Company's financial or operational control.

The Supporting Statement states:

> **SUPPORTING STATEMENT:** We believe the report should include the leakage rate as a percentage of production, throughput, and/or stored gas; management of high risk

> infrastructure; best practices; worst performing assets; environmental impact; reduction targets and methods to track progress over time. Best practice strategy would utilize real-time measurement and monitoring.

The Proposal, the full text of which is available in Exhibit A, discusses both the risk methane emissions present to the climate, and the risk that gas infrastructure, particularly as it pertains to storage facilities such as the one that failed at Aliso Canyon, present to the Company and its shareholders. The Proposal notes Dominion is estimated to hold the 3rd highest volume of stored natural gas in the country. The Proposal requests that the Company disclose policies, action, and plans to measure, monitor, and **set quantitative reduction targets** for methane emission resulting from **all operations, including storage and transportation**. [emphasis added]

Background

This is the fourth year that proposals broadly addressing methane emissions have been filed at Dominion. In 2014, the proposal was upheld by the Staff and garnered a 22% vote at the annual meeting. In 2015, the proposal garnered a 25% vote. In 2016, the Staff found some basis for Dominion to exclude the proposal under rule 14a-8(i)(10) *Dominion Resources, Inc*. (February 9, 2016) ("2015 Proposal"). The current Proposal, while broadly addressing methane emissions, is distinct from the "2015 Proposal," as it addresses all operations, and focuses on concerns not addressed in the 2015 Proposal and disclosures not currently provided by the Company.

Analysis

The Proposal is Not Excludable Under Rule 14a-8(i)(10)

The Company's methane management report does not address the core concerns and key elements of the Proposal:

The Commission has stated that exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management ..." Exchange Act Release No. 12,598 (1976). Accordingly, the Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether (the company's) particular policies, practices and procedures compare favorably with the guidelines of the proposal" *Texaco, Inc.* (March 28, 1991).

In order for the Company to meet its burden under the rule, it must clearly demonstrate that the Company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); *3M Company* (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines); *ConocoPhillips* (January 31, 2011) (company report on "Steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that sought a report that described the Board's oversight of safety when the company only made passing reference to the Board's role in this area); *Dominion Resources, Inc.* (February 24, 2014); *Chesapeake Company* (April 13, 2010).

This case is analogous to *Chesapeake Company* (April 13, 2010) where the shareholder proposal sought a report summarizing the environmental impacts of the hydraulic fracturing operations of the company, potential policies for the Company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water and soil quality from these activities, and a discussion of the scale, likelihood and/or impacts of potential material risks short or long-term, to the company's finances or operations due to environmental concerns regarding fracturing. In that case, the company argued that its website disclosures on the environmental concerns related to hydraulic fracturing and a company website dedicated to the issue provided sufficient information to qualify for a 14a-8(i)(10) exclusion. However, it did not qualify for the exclusion because the company failed to address the key issue of wastewater, and provided only incomplete information on other issues.

As in *Chesapeake*, while Dominion provided a methane management report in 2015, those disclosures fail to address core concerns raised in the Proposal. The shareholder proposal in *Chesapeake* and the Dominion Proposal were both written in response to the deficiencies in the companies' reporting. The Company's failure to provide meaningful disclosures raises concerns, as peer companies are going further than Dominion when it comes to reporting. For example, Apache and Range Resources provide disclosures related to their total methane emissions as a percentage of operations. And companies including Southwestern and Hess are actively working to establish targets.

The "2015 Proposal" and current Proposal are unique. The current Proposal seeks to understand "methane emissions resulting from <u>all</u> operations, including storage and transportation." [emphasis added]:

The Company argues the Proposal is almost identical to a proposal received by the Company a year ago from another shareholder (the "2015 Proposal"), which was found excludable. The 2015 Proposal and the current Proposal are unique from each other on essential measures.

1. **Scope:** The Proposal seeks to understand "methane emissions resulting from **all** operations, including storage and transportation." [emphasis added] This stands in contrast to the 2015 Proposal, which asks for a broad report on "how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions," and did not specify the scope.

2. **Storage Facility Risk:** The current Proposal focuses on storage facility risk (in 5 out of 6 paragraphs of the Whereas clause), and specifically in the Resolved Clause as "including storage." The 2015 Proposal did not provide the level of detail provided in the current Proposal's Supporting Statement, which outlines investor expectations in term of what information is adequate for investors to assess the Company's strategy and performance.

Specifically, the current Proposal seeks a report adequate for investors to assess the Company's strategy and performance. As outlined in the Supporting Statement, such a report would include the methane leakage rate as a percentage of production or throughput, and/or stored gas; how the Company is managing high risk infrastructure; best practices; worst performing assets; environmental impact; reduction targets and methods to track progress over time; noting best practice strategy would utilize real-time measurement and monitoring.

The current reporting does not address "**all** operations, including storage and transportation." [emphasis added]. It is a patchwork of broad discussion, select reporting, and some technologies deployed.

Dominion has not acted favorably on these issues and current reporting does not address core concerns and key elements of the proposal. Current reporting is relegated to:

a. a broad discussion of the company's operational focus;
b. the regulatory landscape;

c. participation in voluntary programs (reporting from which is inadequate for investors to assess performance);
d. select reporting on facilities thought to emit more than 25,000 metric tons of CO_2e per year with no disclosure as to the % of assets covered;
e. select reporting on fugitive emission sources (compressor stations, but not station or pipeline blowdowns);
f. technologies employed;
g. and an explicit assumption that methane reduction targets are not necessary.

The Company states, "Dominion has not set specific reduction targets for methane emissions as such emissions are decreasing nationally and national policy as well as individual company actions such as those described in this report are driving that decrease." Given the October 2016 study published in *Nature* indicating methane emissions from the oil and gas sector are 20 to 60% higher than previously thought (in addition to the many other studies indicating higher-than-thought levels of methane emissions), the Company's statement equates to a lack of accountability to investors. The national figures are based on outdated Global Warming Potential (GWP) factors and throughput estimates, not actual measurements.

Core concerns and key elements not addressed include:

a. **Leakage rate:** No methane leakage rate is reported as a percentage of production, throughput, or stored gas, despite reporting by peer companies. And there is no way for investors to calculate a leakage rate. While investors should have transparency into the absolute amount of methane emission in metric tons, more importantly investors seek to understand the leakage rate, a normalized value which allows investors to compare Dominion's performance to its peers, and understand how Dominion's performance affects the climate. Specifically, if leakage is greater than 2.7%, natural gas is worse than coal from a climate change standpoint. Without having a normalized number, Dominion's reporting is only helpful for aggregating industry-wide volumes at the EPA, and is certainly not helpful to investors.

b. **Company-wide quantitative targets**: There are no company-wide methane reduction targets. Quantitative target setting is a core aspect of the Proposal. In contrast to Dominion's actions, the One Future Initiative is a group of natural gas supply chain companies that are setting a goal of achieving a 1% leakage rate. The Company states its goal is to "track methane emissions from gas transmission and storage business; adopt best practices to reduce methane emissions." One would hope this is an obvious goal for all natural gas companies, but it is neither quantitative nor helpful to investors seeking an apples-to-apples comparison of Dominion's performance and targets versus its peers.

   Dominion asserts subsidiary "DTI will be reducing methane emissions during planned pipeline blow down events by at least 50%" and that subsidiaries DEO and DH "have committed to replacing approximately 1.5% of the cast iron and unprotected steel mains each year." Of note, these goals are not published in their currently available reporting. But more importantly, they are not company-wide, and therefore provide only anecdotal evidence that Dominion is doing something. Further, they are technology specific, do not address the relevant leakage rate reduction target, and do not allow investors to assess the full scope of performance. The emphasis on target setting is a key feature of the public debate over methane emissions making it a core concern that must be addressed by the Company. By leaving the subject of company-wide targets unaddressed, the Company cannot be said to have substantially implemented the Proposal.

c. **Storage facility risk management:** There is no discussion of risks associated with depleted oil well storage facilities and accompanying mitigation strategies, as prominently highlighted in the Proposal. The current reporting does not address the risk management of storage facilities like those at Aliso Canyon, despite Dominion's industry-leading exposure. Of particular concern are older wells with similar profiles to Well SS-25, the well that blew out at the Aliso Canyon facility, which was drilled in the 1950s with design standards long past their point of expiration. The Pipeline and Hazardous Materials Safety Administration (PHSMA) recently issued a first ever federal rule of downhole well management at methane storage facilities, and noted that, "Based on its field experience and knowledge of the industry, PHSMA is aware that many of the existing underground natural gas storage faciltities across the country have wells with characteristics similar to Well SS25." (PHMSA, Interim Final Rule on Safety of Underground Natural Gas Storage Facilities, 2016). Investors need to understand how Dominion is approaching the substantial operational and regulatory risks associated with its storage of natural gas. Disclosures that could address the integrity and risk management of storage facilities, not included in Dominion's current reporting, include:

   i. Overview of storage facilities and wells; the age of facilities and wells
   ii. Well integrity testing and management
   iii. Transition plan for high risk infrastructure
   iv. Concrete leak rate
   v. Monitoring program
   vi. Emergency response plan once a leak is discovered

d. **Real time measurement and monitoring:** There is no transparency into the Company's use of real time monitoring and measuring versus the use of throughput estimates, and what percentage of assets are covered by these distinct methods. The Company simply asserts that GHG emissions reported "are based on a combination of actual field measurements (i.e., GHGRPleak surveys), company average leak factors obtained through the GHGRP applied to non-GHGRP facilities, composition of methane in the natural gas, and published EPA emission factors and protocols." This is meaningless to investors seeking to understand performance. Investors understand the options. They seek to understand the actions taken, and in what proportion. As for the frequency of real time monitoring, discouragingly the Natural Gas Star reporting shows anecdotal surveys of alternate compressor stations every 2 years. Of course, it is impossible to know the extent of Dominion's monitoring and measurement program without meaningful, company-wide, disclosures.

e. **Apples-to-apples measurements**: Methane reductions are reported in a different factor (MCF-100 cubic feet) than methane emissions (metric tons), which leaves investors with no basis to measure progress or impact. There is also no baseline for comparison year-over-year.

f. **Percentage of assets reported**: The Company does not include the percentage of assets that they are reporting on. That is, the percentage of assets that are over the 25,000 metric tons of CO_2e per year threshold. Without this transparency, it is impossible to understand the full scope of the issue.

Dominion's statement that "the Company's approach to the subject of methane emissions reductions is summed up in the following sentence from the Report: 'Irrespective [of the Company's choices], the methane emissions from Dominion will be reduced in a responsible and holistic manner,'" is meaningless to investors. Investors seek not to understand that the Company is doing something "holistic" but that the company is measuring and disclosing actual performance through meaningful company-wide disclosures, as those highlighted above.

While Dominion has put an effort into publishing a standalone "methane management report," that reporting is wholly inadequate when it comes to addressing the core concerns and key elements of the Proposal. Similar to the *EOG Resources, Inc.* (January 30, 2015) case, where the Staff refused to grant no-action relief, Dominion's disclosures are general in nature. It is not, as Dominion argues, about providing a "detailed, clearly identifiable methane report," it is about providing meaningful disclosures that align with the key elements and core concerns of the Proposal. The current Proposal addresses **all** of Dominion's operations, is far more specific in terms of the disclosures adequate for investors, and includes the core concern of storage facility risk, which was not highlighted in the 2015 Proposal.

Future reports do not satisfy the rule:

The Company argues that the Proposal will be substantially implemented in 2017 with the issuance of a new methane management report. The Company asserts that since the publication of the 2015 methane management report it "has agreed to meet specific targets for certain leak categories as part of its participation in volunteer methane reduction programs." The Staff has been clear that future reports cannot satisfy the rule *The J.M. Smucker Company,* (May 9, 2011). Regardless, the additional detail the Company states they will include is not company-wide and remains insufficient to address the Proposal's core concerns and key elements.

<u>Conclusion</u>

As with the case of *EOG Resources, Inc.* (January 30, 2015), we filed this Proposal because Dominion's limited disclosures are lacking versus peers and its failure to set company-wide quantitative targets are concerning. These unaddressed areas are not just a disagreement over the finer points of methane emissions – they are central points, i.e. core concerns, of the public debate over methane emissions that the Company has not acted favorably upon.

For all of these reasons we contend that the Company has not met its burden of demonstrating that it has substantially implemented the Proposal. Specifically, its failures to provide meaningful disclosures covering all operations, including storage facilities, and quantitative reduction targets from which investors can understand strategy and performance, is evidence that the Company has not acted favorably on these issues, nor have its actions satisfied our core concerns and its key elements.

We respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 704-0114 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Meredith S. Thrower via e-mail at meredith.s.thrower@dom.com, Senior Counsel – Corporate Finance, Securities & M&A, Dominion Resources, Inc.

Jane Whitt Sellers via email at jsellers@mcguirewoods.com, McGuire Woods

Exhibit A:

METHANE EMISSIONS

WHEREAS: Research indicates methane leaks from gas operations could erase the climate benefits of reducing coal use. Methane emissions are a significant contributor to climate change, with an impact on global temperature roughly 84 times that of CO_2 over a 20 year period. Leaked methane represented 30 billion dollars of lost revenue (3 percent of gas produced) in 2012. Yet, an October 2016 study published in *Nature* indicates methane emissions from the oil and gas sector are 20 to 60 percent higher than previously thought.

While utilities are increasingly reliant on the safe, reliable, and efficient delivery of gas along the value chain, the 2015 failure of a gas injection well at Southern California Gas Company's Aliso Canyon Storage Field in Los Angeles revealed major vulnerabilities in the maintenance and safety of natural gas storage facilities. The incident exposed both a lack of oversight and contingency planning in the face of a well blowout.

The casing failure of well SS-25 precipitated the release of over 100,000 tons of methane into the atmosphere, resulting in the relocation of 8,000 families and jeopardizing California's mitigation objectives under the state's climate law AB-32. Relocation, clean up, and well containment costs have soared to over 700 million dollars to date, with criminal filings and civil lawsuits against SoCal Gas pending.

There are over 400 gas storage facilities around the country. According to the Energy Information Administration (EIA), over 80 percent of these facilities are also located in depleted oil wells, many drilled decades ago. Dominion has storage facilities that may face similar risks, as it is estimated to hold the 3rd highest volume of natural gas in the country.

A failure by companies to proactively inspect, monitor, and upgrade critical transportation and storage infrastructure with the aim of reducing methane emissions may invite more rigorous regulations. The EPA released new rules in May 2016 to reduce oil and gas sector methane emissions by 11 million metric tons by 2025.

Poor oversight of gas infrastructure, including storage facilities, has a direct economic impact on Dominion, as lost gas is not available for sale. We believe a strong program of measurement, mitigation, target setting and disclosure reduces regulatory and legal risk, maximizes gas for sale, and bolsters shareholder value.

RESOLVED: Shareholders request Dominion issue a report (by October 2017, at reasonable cost, omitting proprietary information) reviewing the Company's policies, actions and plans to measure, monitor, mitigate, disclose, and set quantitative reduction targets for methane emissions resulting from all operations, including storage and transportation, under the Company's financial or operational control.

SUPPORTING STATEMENT: We believe the report should include the leakage rate as a percentage of production, throughput, and/or stored gas; management of high risk infrastructure; best practices; worst performing assets; environmental impact; reduction targets and methods to track progress over time. Best practice strategy would utilize real-time measurement and monitoring.

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

McGUIREWOODS

December 28, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by As You Sow Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 21, 2016 by As You Sow on behalf of Mr. John B. Mason and Ms. Linda Mason (the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2017. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request Dominion issue a report (by October 2017, at reasonable cost, omitting proprietary information) reviewing the Company's policies, actions and plans to measure, monitor, mitigate, disclose, and set quantitative reduction targets for methane emissions resulting from all operations, including storage and transportation, under the Company's financial or operational control.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing reports and public disclosures.

DISCUSSION

I. Rule 14a-8(i)(10) – the Proposal may be excluded because the Company has already substantially implemented the proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC's view of the purpose of this exclusion was stated with respect to the predecessor to Rule 14a-8(i)(10): the rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Oshkosh Corp*. (Nov. 4, 2016); *NetApp, Inc.* (June 10, 2015); *Peabody Energy Corp*. (Feb. 25, 2014); *Medtronic, Inc.* (June 13, 2013); see, e.g., *Starbucks Corp.* (Nov. 27, 2012), *Whole Foods Market, Inc.* (Nov. 14, 2012), and *Texaco, Inc.* (Mar. 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Cisco Systems, Inc*. (Sept. 27, 2016) (allowing exclusion under Rule 14a-8(i)(10) of a proxy access proposal despite its including eligibility criteria distinguishable from those in the company's existing proxy access bylaw); *Walgreen Co.* (Sept. 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement); and *Johnson & Johnson* (Feb. 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, e.g., *Hewlett-Packard Company* (Dec. 11, 2007), *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007) and *Bristol-Myers Squibb Co.* (Mar. 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *WD-40 Co*. (Sept. 27, 2016); *Oracle Corp*. (Aug. 11, 2016); *Exxon Mobil Corp.* (Mar. 17, 2015); *Deere & Company* (Nov. 13, 2012); *Exxon Mobil Corp.* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); and *The Gap, Inc.* (Mar. 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to those the proponents were requesting. For example, see *Dominion Resources, Inc.* (Feb. 19, 2015) (allowing the Company to exclude a proposal requesting a report on the Company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations because the Company already produced a publicly available Coal Ash Management Report that made similar disclosures to the proposal); *Dominion Resources, Inc.* (Feb. 5, 2013) (allowing the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts because the Company already made similar disclosures pursuant to state regulatory reporting requirements); *Dominion Resources, Inc.* (Jan. 24, 2013) (allowing the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (Mar. 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate that it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed Exxon to exclude the proposal in reliance on Rule 14a-8(i)(10). For similar results, see also *Entergy Corp*. (Feb. 14, 2014) (requesting the board prepare a report on policies the company could adopt and near-term actions it could take to reduce greenhouse gas emissions); *Abercrombie & Fitch Co.* (Mar. 28, 2012) (requesting that the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *MGM Resorts International* (Feb. 28, 2012) (requesting that the board issue a sustainability report to shareholders); *Duke Energy Corporation* (Feb. 12, 2012) (requesting that the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *Exelon Corp*. (Feb. 14, 2010) (allowing the exclusion of a proposal that requested a recurring report on different aspects of the company's political contributions when the company had already adopted guidelines for political contributions made with corporate funds, and issued a report on the company's political contributions); *Exxon Mobil Corp.* (Mar. 18, 2004) (requesting a report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (Feb. 17, 2004) (requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

B. The Company's disclosures in its publicly available methane management report on its website equate to substantial implementation of the Proposal

The Proposal requests that the Company "issue a report…reviewing the Company's policies, actions and plans to measure, monitor, mitigate, disclose, and set quantitative reduction targets for methane emissions." The essential objectives of the Proposal are the disclosure of (i) the magnitude of the Company's methane emissions and (ii) the approach and efforts of the Company with respect to reduction of its methane emissions. The Company's Methane Management Report 2015 (the "Report"), which is publicly available on the Company's website at https://www.dom.com/community/environment/environmental-reports, and which the Company plans to update for 2016 with additional information, compares favorably with the guidelines in the Proposal. The updated report is scheduled to be available in the first quarter of 2017, prior to the 2017 annual meeting and much earlier than the October 2017 date requested in the Proposal. Consequently, the Proposal has already been substantially implemented by the Company and may, therefore, be excluded from the Company's Proxy Materials.

The Proposal is almost identical to a proposal received by the Company a year ago from another shareholder (the "2015 Proposal"). The 2015 Proposal was as follows:

> RESOLVED: Shareholders request that the Board of Directors publish a report for investors within six months of the 2016 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

The Staff allowed the Company to exclude the 2015 Proposal because the public disclosures made in the Company's Report (citation above) "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (Feb. 9, 2016).

Consistent with the report requested in this year's Proposal, the Report describes the Company's practices with respect to methane emissions in a manner that addresses the essential objectives of the Proposal. Specifically, under the heading "Dominion's Methane Management Program – Emission Measurement and Disclosures," the Report describes various mandatory and voluntary reporting regimes to which the Company and its subsidiaries belong. For example, the

Report notes that its "natural gas companies are subject to the EPA's Greenhouse Gas Reporting program ("GHGRP") and have been reporting emissions to the EPA since 2011. The GHG emissions reported under this program are based on a combination of actual field measurements (i.e., GHGRP leak surveys), company average leak factors obtained through the GHGRP applied to non-GHGRP facilities, composition of methane in the natural gas, and published EPA emission factors and protocols."

In addition to its reporting to the U.S. Environmental Protection Agency (the "EPA") that the Company is required to submit annually, the Company also makes numerous voluntary disclosures that comprehensively address its greenhouse gas emissions. For example, Dominion has made publicly available its 2014 Greenhouse Gas Report, which reports emissions from all of its subsidiaries including power generation, electric transmission, and natural gas systems. The Company's 2015-2016 Citizenship Report/Goals Scorecard (available at http://www.dominioncsr.com/assets/pdf/Dominion_CR_102016.pdf) discloses the Company's performance against its goal to "track methane emissions from gas transmission and storage business; adopt best practices to reduce methane emissions" including specific amounts of emissions reductions at Dominion Transmission Inc. ("DTI"), the East Ohio Gas Company d/b/a Dominion East Ohio ("DEO") and Hope Gas, Inc. d/b/a Dominion Hope ("DH"). Parts of this 2015-2016 Citizenship Report, such as the 5-Year Performance Summary, include metrics on the Company's annual emissions of nitrogen oxide, carbon dioxide, sulfur dioxide, and mercury, in addition to data on coal ash produced, hazardous waste produced, and the amount of environmental fines paid (see pages 90-94 and 110-118 of the 2015-2016 Citizenship Report).

Notwithstanding the fact that the Company already makes publicly available the above mandatory and voluntary reports, the Report goes even farther in making the requested disclosures related to the magnitude of its methane emissions. Significantly, the Report discloses the Company's methane profile by natural gas sector, its fugitive methane sources, and its methane emission sources. The Report further details the manner in which the Company measures methane emissions and notes explicitly the methane emissions, in metric tons per year, generated by the Company and certain of its subsidiaries for 2014, the most recent year for which data was available at the time of the Report. This information will soon be updated for another year in the Company's methane report for 2016 and will include information regarding Dominion Carolina Gas Transmission, LLC ("DCG") which the Company acquired in 2015 and Dominion Questar Corporation which the Company acquired in 2016. The 2016 report will also discuss the Company's efforts with participation in the EPA's voluntary Natural Gas STAR Methane Challenge program as a founding partner. The Report and the update that will soon be forthcoming demonstrate that Dominion is committed to delivering safe, reliable, affordable, and increasingly clean energy.

With regard to the objective of seeking disclosure of the approach and efforts of the Company with respect to reduction of its methane emissions, under the heading "Dominion's Methane Management Program – Mitigation Measures," the Report lists steps the Company has taken to mitigate methane emissions and leaks at each of its subsidiaries and provides detailed descriptions of each of these mitigation measures. In addition to describing steps taken in the past to mitigate methane emissions, by, for instance, reducing pipeline pressure before blowing down for maintenance and repair activities or replacing high bleed pneumatic devices, the Company has also detailed future plans for further mitigating its methane emissions. Such future plans include considering expanding engine blowdown recovery techniques to additional facilities, and continuing the Pipeline Infrastructure Replacement (PIR) Programs. The Report also discusses the Company's participation in studies related to methane emissions, including the study completed in 2015 with Colorado State University, Carnegie Mellon University, and Environmental Defense Fund for the Transmission and Storage Sector.

Under the heading "Dominion's Methane Management Program – Targets," and elsewhere throughout the document, the Report makes clear what the Company's approach is and what its efforts to date have been with respect to reduction of its methane emissions. The Report discloses the Company's significant achievements in reduction in its methane emissions through its ongoing Best Management Practices. The Report also discloses that at the time the Report was prepared, the Company did not have specific reduction targets for methane emissions. Since publication of the Report, the Company has agreed to meet specific targets for certain leak categories as a part of its participation in voluntary methane reduction programs, which will be discussed in the 2016 report update. In the Report, under the heading "History of Methane Regulations and Voluntary Programs," the Company has disclosed its active role with the EPA and other industry participants in the development of, and efforts to enhance, the EPA's Natural Gas STAR program. In 2016, the Company joined as a Founding Partner in the EPA's Natural Gas STAR Methane Challenge Program.[1] As a part of participation in this program, DTI will be reducing methane emissions during planned pipeline blow down events by at least 50% by implementing measures such as reducing pipeline pressure before blowing down, utilizing hot taps for new pipelines, routing gas to a compressor or other systems for beneficial use. Similarly, DEO and DH have committed to replacing approximately 1.5% of the cast iron and unprotected steel mains each year. Questar Gas Company has also joined the program where measures will be taken to reduce methane emissions caused by pipeline excavation damages. All of these subsidiaries submitted implementation plans to the EPA in September 2016 and will report measures taken and emissions reduced starting in 2017. DCG also joined the EPA's Natural Gas STAR program and has committed to voluntarily reduce methane emissions from its operations.

The Company's approach to the subject of methane emissions reductions is summed up in the following sentence from the Report: "Irrespective [of the Company's choices], the methane emissions from Dominion will be reduced in a responsible and holistic manner."

While the Company believes that the Report clearly meets the essential objectives of the Proposal and that its updated version of the Report which will soon be available on its website will further enhance the Company's satisfaction of the Proposal's objective, we do note that the Company need not take the exact action requested by a shareholder in order to be able to exclude the proposal under Rule 14a-8(i)(10); rather, it must substantially implement the shareholder proposal. As the Commission described in an earlier release noting the distinction between the prior rule:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor to current Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an

---

1 A press release from the EPA regarding the Company's participation in the EPA's Natural Gas STAR Methane Challenge Program, which identifies Dominion as a Founding Partner, may be found at https://www.epa.gov/natural-gas-star-program/natural-gas-star-methane-challenge-program. The commitments of each participating partner may be accessed through https://www.epa.gov/sites/production/files/2016-05/documents/mc_partner_commitments.pdf. The Company's press release announcing its recognition as a Founding Partner in the EPA's program is available at https://www.dom.com/news/news-releases/137117.

> interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretive change. Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091(Aug. 16, 1983).

The Company believes it has provided in the Report (and in its numerous other public reports and disclosures) appropriate disclosures to its investors regarding its methane emissions, the manner in which its emissions are measured, and the steps it takes to mitigate and reduce its emissions. The Company devotes significant effort and expenditures to the production of its required and voluntary disclosures. The updated version of the Report is scheduled for release well before the report deadline in the Proposal. As the Commission has recognized, there is no need to present to shareholders a Proposal regarding a matter on which the Company's management or board has already acted upon favorably. See e.g., *Entergy Corporation* (Feb. 14, 2014) (permitting the exclusion, under Rule 14a-8(i)(10), of a shareholder proposal requesting a report on near-term policies a company could adopt to reduce its greenhouse gas emissions where the company had already made numerous public disclosures regarding its greenhouse gas emissions).

The Staff's recent responses to no-action letters that seek to exclude methane emission report proposals highlight precisely why the Company's Report has substantially implemented the Proposal. Earlier in 2015, EOG Resources, Inc. ("<u>EOG</u>") sought to exclude a similar shareholder proposal under Rule 14a-8(i)(10), which proposal requested that "EOG publish a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control." *EOG Resources, Inc.* (Jan. 30, 2015). EOG argued that information on its corporate website contained "considerable and meaningful disclosure regarding EOG's policies, practices and plans for, and actions taken with respect to [methane emissions]." *Id.* EOG's corporate website indeed contained some information concerning methane emissions, but only in a general sense, and the Staff refused to grant them no-action relief because their public disclosures did not compare favorably with the guidelines of the proposal. *Id.* Others have also been unsuccessful in the past when they did not provide a detailed, clearly identifiable methane report. See *Dominion Resources, Inc.* (Feb. 24, 2014) and *Spectra Energy Corp.* (Feb. 21, 2013).

In contrast to the unsuccessful request identified above, the Report is significantly more responsive to the Proponent's request, and provides a far more detailed picture of the Company's methane emissions. Indeed, as was discussed above, the Report discusses how the Company measures, mitigates, and discloses methane emissions, and specifically addresses the subject of setting reduction targets. All of the essential objectives of the Proposal have been addressed with a current, detailed report that goes much further than any of the methane emission proposals addressed by the Staff prior to 2016. Although the publicly available information relied upon by these prior requests for no-action relief was found by the Staff to be insufficient, the Report was found to meet the essential objectives of the 2015 Proposal and the Report (which, as noted above, will soon be updated) clearly meets the essential objectives of the Proposal.

Put another way, where particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*NetApp, Inc.* (June 10, 2015)), as the Company's current Report does here with respect to the Proponent's primary goals—namely that the Company make disclosures regarding the magnitude of the Company's methane emissions and the approach and efforts of the Company with respect to reduction of its methane emissions—then the proposal may be excluded on the grounds that it has been substantially implemented. Accordingly, because the Company has substantially implemented the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or jsellers@mcguirewoods.com or Meredith S. Thrower, the Company's Senior Counsel – Corporate Finance, Securities & M&A at (804) 819-2139 or meredith.s.thrower@dom.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Meredith S. Thrower, Senior Counsel – Corporate Finance, Securities & M&A
Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
As You Sow

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Austin Wilson [awilson@asyousow.org]
Sent: Monday, November 21, 2016 8:13 PM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Subject: [External] Shareholder Proposals
Attachments: Dominion Filing Letter Park Foundation.pdf; Dominion Filing Letter Masons.pdf

Ms. Reid,

Please find attached two letters from As You Sow containing shareholder proposals filed by As You Sow for inclusion in the 2017 proxy statement.

Copies has been sent via FedEx. Please confirm receipt of these materials.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 21, 2016

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Corporate Secretary:

As You Sow is filing a shareholder proposal on behalf of John B Mason and Linda Mason ("Proponent"), a shareholder of Dominion Resources stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow is co-lead filer of this proposal with Arjuna Capital.

A letter from John B Mason and Linda Mason authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- John B Mason and Linda Mason Authorization

METHANE EMISSIONS

WHEREAS: Research indicates methane leaks from gas operations could erase the climate benefits of reducing coal use. Methane emissions are a significant contributor to climate change, with an impact on global temperature roughly 84 times that of CO_2 over a 20 year period. Leaked methane represented 30 billion dollars of lost revenue (3 percent of gas produced) in 2012. Yet, an October 2016 study published in *Nature* indicates methane emissions from the oil and gas sector are 20 to 60 percent higher than previously thought.

While utilities are increasingly reliant on the safe, reliable, and efficient delivery of gas along the value chain, the 2015 failure of a gas injection well at Southern California Gas Company's Aliso Canyon Storage Field in Los Angeles revealed major vulnerabilities in the maintenance and safety of natural gas storage facilities. The incident exposed both a lack of oversight and contingency planning in the face of a well blowout.

The casing failure of well SS-25 precipitated the release of over 100,000 tons of methane into the atmosphere, resulting in the relocation of 8,000 families and jeopardizing California's mitigation objectives under the state's climate law AB-32. Relocation, clean up, and well containment costs have soared to over 700 million dollars to date, with criminal filings and civil lawsuits against SoCal Gas pending.

There are over 400 gas storage facilities around the country. According to the Energy Information Administration (EIA), over 80 percent of these facilities are also located in depleted oil wells, many drilled decades ago. Dominion has storage facilities that may face similar risks, as it is estimated to hold the 3rd highest volume of natural gas in the country.

A failure by companies to proactively inspect, monitor, and upgrade critical transportation and storage infrastructure with the aim of reducing methane emissions may invite more rigorous regulations. The EPA released new rules in May 2016 to reduce oil and gas sector methane emissions by 11 million metric tons by 2025.

Poor oversight of gas infrastructure, including storage facilities, has a direct economic impact on Dominion, as lost gas is not available for sale. We believe a strong program of measurement, mitigation, target setting and disclosure reduces regulatory and legal risk, maximizes gas for sale, and bolsters shareholder value.

RESOLVED: Shareholders request Dominion issue a report (by October 2017, at reasonable cost, omitting proprietary information) reviewing the Company's policies, actions and plans to measure, monitor, mitigate, disclose, and set quantitative reduction targets for methane emissions resulting from all operations, including storage and transportation, under the Company's financial or operational control.

SUPPORTING STATEMENT: We believe the report should include the leakage rate as a percentage of production, throughput, and/or stored gas; management of high risk infrastructure; best practices; worst performing assets; environmental impact; reduction targets and methods to track progress over time. Best practice strategy would utilize real-time measurement and monitoring.

October 21, 2016

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 21, 2016, we authorize As You Sow to file or cofile a shareholder resolution on our behalf with Dominion Resources, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We have continuously owned over $2,000 worth of Dominion Resources stock, with voting rights, for over a year. We intend to hold the stock through the date of the company's annual meeting in 2017.

We give As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. We understand that the company may send us information about this resolution, and that the media may mention our names related to the resolution; we will alert As You Sow in either case. We confirm that our names may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

DocuSigned by:
John Mason
John B Mason

DocuSigned by:
Linda Mason
Linda Mason

Page 14 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Tuesday, November 22, 2016 8:35 AM
To: Austin Wilson
Cc: Carter Reid (Services - 6)
Subject: RE: Shareholder Proposals

Dear Mr. Wilson,

This email confirms receipt of the two letters containing shareholder resolutions being filed by As You Sow. We will contact you should we have any questions.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Monday, November 21, 2016 8:13 PM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Subject: [External] Shareholder Proposals

Ms. Reid,

Please find attached two letters from As You Sow containing shareholder proposals filed by As You Sow for inclusion in the 2017 proxy statement.

Copies has been sent via FedEx. Please confirm receipt of these materials.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Tuesday, November 22, 2016 5:04 PM
To: Austin Wilson
Cc: Julie Wray (Questar); Meredith S Thrower (Services - 6)
Subject: Dominion Resources, Inc.
Attachments: Rule 14a-8.pdf; SLB 14F.pdf; SLB 14G.pdf; As You Sow - Mason Letter.pdf

Dear Mr. Wilson:

Please see the attached letter regarding the proposal being filed by As You Sow on behalf of John and Linda Mason. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Web Address: www.dom.com

Dominion®

November 22, 2016

Sent via Electronic Mail

John Mason and Linda Mason
c/o As You Sow
Attn: Amelia Timbers
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Dear Ms. Timbers:

This letter confirms receipt on November 21, 2016, via electronic mail, of the shareholder proposal that you have submitted on behalf of John B. Mason and Linda Mason (the proponent), for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2017 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to the proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit the proposal, you must submit proof of the proponent's continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted the proposal. As of the date of this letter, we have not received the proponent's proof of ownership of Dominion common stock.

According to Dominion's records, John Mason and Linda Mason are not registered holders of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of the proponent's Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, the proponent continuously held the shares for at least one year; or

- if the proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting the proponent's ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the proponent's ownership level and the proponent's written statement that the proponent continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for the proposal to be eligible, we must receive proof of the proponent's beneficial ownership of Dominion common stock from the record holder of the proponent's shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 21, 2016, the date you submitted the proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at Karen.Doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which the proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,

Karen W. Doggett
Assistant Corporate Secretary and Director -- Governance

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Karen Doggett (Services - 6)

From: Austin Wilson [awilson@asyousow.org]
Sent: Thursday, December 01, 2016 4:45 PM
To: Karen Doggett (Services - 6)
Cc: Julie Wray (Questar); Meredith S Thrower (Services - 6); Amelia Timbers
Subject: [External] RE: Dominion Resources, Inc.
Attachments: Mason - D Letter Signed 12.1.16.pdf

Ms. Doggett,

Please find attached proof of share ownership for John and Linda Mason.

We are in receipt of the deficiency letter issued before you received this proof of ownership. SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Please confirm that the requirement for proof of share ownership has been satisfied.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Karen Doggett (Services - 6) [mailto:karen.doggett@dom.com]
Sent: Tuesday, November 22, 2016 2:04 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Julie Wray (Questar) <Julie.Wray@dom.com>; Meredith S Thrower (Services - 6) <Meredith.S.Thrower@dom.com>
Subject: Dominion Resources, Inc.

Dear Mr. Wilson:

Please see the attached letter regarding the proposal being filed by As You Sow on behalf of John and Linda Mason. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance

Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

Advisor Services

November 22, 2016

PO BOX 982603
EL PASO, TX 79998

John B Mason and Linda Mason:

Charles Schwab & Co. Inc, a DTC participant, acts as the custodian for John B Mason and Linda Mason. As of and including November 21, 2016, Charles Schwab & Co. Inc has held 118 shares of Dominion Resources (Ticker: D) stock with voting rights continuously for over one year on behalf of John B Mason and Linda Mason.

Best Regards,

Colin Gray
Team Lead
Advisor Services
602-355-2356

Karen Doggett (Services - 6)

From: Julie Wray (Questar) [Julie.Wray@questar.com]
Sent: Thursday, December 01, 2016 7:35 PM
To: Austin Wilson
Cc: Meredith S Thrower (Services - 6); Amelia Timbers; Karen Doggett (Services - 6)
Subject: RE: Dominion Resources, Inc.

Austin,

We have reviewed the attached proof of share ownership for John and Linda Mason and concur that it meets share ownership eligibility requirements. We would like to schedule a call with you and Amelia Timbers early next week to discuss both this proposal as well as the biomass proposal you filed on behalf of the Park Foundation. Let me know some dates and times that may work so that we can schedule a call.

Thanks

Julie

Julie A. Wray
Assistant Corporate Secretary and Integration Advisor
Dominion Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433
Office - (801) 324-2736
Mobile – (801)-209-7646

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Thursday, December 01, 2016 2:43 PM
To: Karen Doggett (Services - 6)
Cc: Julie Wray (Questar); Meredith S Thrower (Services - 6); Amelia Timbers
Subject: [External] RE: Dominion Resources, Inc.

Ms. Doggett,

Please find attached proof of share ownership for John and Linda Mason.

We are in receipt of the deficiency letter issued before you received this proof of ownership. SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Please confirm that the requirement for proof of share ownership has been satisfied.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450

Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Karen Doggett (Services - 6) [mailto:karen.doggett@dom.com]
Sent: Tuesday, November 22, 2016 2:04 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Julie Wray (Questar) <Julie.Wray@dom.com>; Meredith S Thrower (Services - 6) <Meredith.S.Thrower@dom.com>
Subject: Dominion Resources, Inc.

Dear Mr. Wilson:

Please see the attached letter regarding the proposal being filed by As You Sow on behalf of John and Linda Mason. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

CONFIDENTIALITY NOTICE: This electronic message contains information which may be legally confidential and or privileged and does not in any case represent a firm ENERGY COMMODITY bid or offer relating thereto which binds the sender without an additional express written confirmation to that effect. The information is intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.

Karen Doggett (Services - 6)

From: Amelia Timbers [atimbers@asyousow.org]
Sent: Monday, December 05, 2016 5:52 PM
To: Julie Wray (Questar); Natasha Lamb
Cc: Meredith S Thrower (Services - 6); Karen Doggett (Services - 6)
Subject: [External] RE: Dominion Resources, Inc.

Julie,

Thank you very much for this email and outreach. I apologize for the delay in this response. We would very much like to discuss the proposals with you at your earliest opportunity. I have also cc'd Natasha Lamb, who is the lead filer on the natural gas proposal.

Does your team have availability tomorrow or Wednesday? Please advise.

Thank you again for your email.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
(510) 735-8153 (direct line)
atimbers@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

From: Julie Wray (Questar) [mailto:Julie.Wray@questar.com]
Sent: Thursday, December 01, 2016 4:35 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Meredith S Thrower (Services - 6) <Meredith.Thrower@questar.com>; Amelia Timbers <atimbers@asyousow.org>; Karen Doggett (Services - 6) <Karen.Doggett@questar.com>
Subject: RE: Dominion Resources, Inc.

Austin,

We have reviewed the attached proof of share ownership for John and Linda Mason and concur that it meets share ownership eligibility requirements. We would like to schedule a call with you and Amelia Timbers early next week to discuss both this proposal as well as the biomass proposal you filed on behalf of the Park Foundation. Let me know some dates and times that may work so that we can schedule a call.

Thanks

Julie

Julie A. Wray
Assistant Corporate Secretary and Integration Advisor
Dominion Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433

Office - (801) 324-2736
Mobile – (801)-209-7646

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Thursday, December 01, 2016 2:43 PM
To: Karen Doggett (Services - 6)
Cc: Julie Wray (Questar); Meredith S Thrower (Services - 6); Amelia Timbers
Subject: [External] RE: Dominion Resources, Inc.

Ms. Doggett,

Please find attached proof of share ownership for John and Linda Mason.

We are in receipt of the deficiency letter issued before you received this proof of ownership. SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Please confirm that the requirement for proof of share ownership has been satisfied.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Karen Doggett (Services - 6) [mailto:karen.doggett@dom.com]
Sent: Tuesday, November 22, 2016 2:04 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Julie Wray (Questar) <Julie.Wray@dom.com>; Meredith S Thrower (Services - 6) <Meredith.S.Thrower@dom.com>
Subject: Dominion Resources, Inc.

Dear Mr. Wilson:

Please see the attached letter regarding the proposal being filed by As You Sow on behalf of John and Linda Mason. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

CONFIDENTIALITY NOTICE: This electronic message contains information which may be legally confidential and or privileged and does not in any case represent a firm ENERGY COMMODITY bid or offer relating thereto which binds the sender without an additional express written confirmation to that effect. The information is intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.

Karen Doggett (Services - 6)

From: Julie Wray (Questar) [Julie.Wray@questar.com]
Sent: Monday, December 05, 2016 8:45 PM
To: Amelia Timbers
Cc: Natasha Lamb; Karen Doggett (Services - 6)
Subject: Re: Dominion Resources, Inc.
Attachments: methane-management-report-2015.pdf

Amelia,

Thank you for your response. Karen and I are available tomorrow from 12:15 until 2:30 Pacific Time. Let me know what time would work best for you and Natasha

In preparation for that call, I wanted to call to your attention the methane report Dominion published in 2015. I have attached for your convenience.

Thanks

Julie

Sent from my iPhone

On Dec 5, 2016, at 5:52 PM, Amelia Timbers <atimbers@asyousow.org> wrote:

Julie,

Thank you very much for this email and outreach. I apologize for the delay in this response. We would very much like to discuss the proposals with you at your earliest opportunity. I have also cc'd Natasha Lamb, who is the lead filer on the natural gas proposal.

Does your team have availability tomorrow or Wednesday? Please advise.

Thank you again for your email.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
(510) 735-8153 (direct line)
atimbers@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

From: Julie Wray (Questar) [mailto:Julie.Wray@questar.com]
Sent: Thursday, December 01, 2016 4:35 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Meredith S Thrower (Services - 6) <Meredith.Thrower@questar.com>; Amelia Timbers

<atimbers@asyousow.org>; Karen Doggett (Services - 6) <Karen.Doggett@questar.com>
Subject: RE: Dominion Resources, Inc.

Austin,

We have reviewed the attached proof of share ownership for John and Linda Mason and concur that it meets share ownership eligibility requirements. We would like to schedule a call with you and Amelia Timbers early next week to discuss both this proposal as well as the biomass proposal you filed on behalf of the Park Foundation. Let me know some dates and times that may work so that we can schedule a call.

Thanks

Julie

Julie A. Wray
Assistant Corporate Secretary and Integration Advisor
Dominion Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433
Office - (801) 324-2736
Mobile – (801)-209-7646

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Thursday, December 01, 2016 2:43 PM
To: Karen Doggett (Services - 6)
Cc: Julie Wray (Questar); Meredith S Thrower (Services - 6); Amelia Timbers
Subject: [External] RE: Dominion Resources, Inc.

Ms. Doggett,

Please find attached proof of share ownership for John and Linda Mason.

We are in receipt of the deficiency letter issued before you received this proof of ownership. SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Please confirm that the requirement for proof of share ownership has been satisfied.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson

awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Karen Doggett (Services - 6) [mailto:karen.doggett@dom.com]
Sent: Tuesday, November 22, 2016 2:04 PM
To: Austin Wilson <awilson@asyousow.org>
Cc: Julie Wray (Questar) <Julie.Wray@dom.com>; Meredith S Thrower (Services - 6) <Meredith.S.Thrower@dom.com>
Subject: Dominion Resources, Inc.

Dear Mr. Wilson:

Please see the attached letter regarding the proposal being filed by As You Sow on behalf of John and Linda Mason. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Assistant Corporate Secretary and Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
Office: (804) 819-2123/8-738-2123
Mobile: (804) 337-0826
karen.doggett@dom.com

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METHANE MANAGEMENT REPORT 2015

Dominion®

EXECUTIVE SUMMARY

DOMINION RESOURCES, INC. (Dominion) is one of the nation's largest transporters of natural gas, with a portfolio of 12,200 miles of natural gas transmission, gathering and storage pipelines. Dominion operates one of the nation's largest natural gas storage systems with 928 billion cubic feet of storage capacity. Dominion's operations span the entire natural gas value chain from production to the local distribution segment.

Natural gas is critical for the nation to meet its current and future energy demands, while continuing to move towards a low carbon intensity energy portfolio. Natural gas-fired generation is dispatchable, meaning it can run on demand, and it can operate around the clock, for example at the new generation of combined cycle natural-gas fired power stations operated by Dominion Virginia Power. Natural gas-fired generation has approximately half of the carbon output of coal-fired generation, and has much lower emissions than other types of pollutants. In addition to its positive environmental characteristics, natural gas also is the lowest cost, around-the-clock, generation alternative at present, according to Dominion's own analysis and according to projections by the U.S. Energy Information Administration released in June 2015.

Methane is one of the primary components of natural gas and is a greenhouse gas (GHG) regulated by the U.S. Environmental Protection Agency (EPA). Methane is emitted during normal operations of natural gas systems, primarily from leaks at compressor stations and from pipelines.

At Dominion, we have developed a comprehensive program for management of methane emissions through measurement, mitigation and disclosure. We have implemented a program for measurement of methane emissions from our operations using EPA recommended approaches. In addition to reporting methane emissions from our natural gas system to the EPA under the mandatory GHG reporting program, we have voluntarily reported methane emissions on our company website: www.dom.com/corporate/reports/environmental-report/performance/co2-emissions. In the absence of, and well in advance of, mandatory regulatory programs to reduce methane emissions, we have proactively participated in the EPA's Natural Gas STAR program for more than four years.

Our methane reduction program has resulted in more than 1,500,000 thousand cubic feet (MCF) of methane emission reductions since 2008. Our natural gas system CO_2e emissions reported to the EPA are approximately 865,500 tons per year, which is significantly lower than the emissions from just one typical coal-fired power plant. We continue to incorporate cost-effective best practices in engineering design to reduce methane emissions from new projects. We have participated in studies on methane emissions from the transmission and storage (T&S) segment and continue to support similar studies in other operating segments. We are evaluating the EPA's Methane Challenge program and continue to work with the EPA to develop a comprehensive methane reduction program.

INTRODUCTION AND BACKGROUND

Methane is a GHG which is emitted from natural sources such as wetlands and from human activities such as leakage from natural gas systems and raising livestock. In 2013, methane contributed nearly 10% to the total GHG emissions from human activities, of which about 30% comes from natural gas systems encompassing the entire life cycle from production of natural gas through distribution to homes and businesses[1]. Based on EPA greenhouse gas inventory (GHGI) data, emissions of methane in the U.S. have decreased by 16% since 1990, as shown below.

U.S. METHANE EMISSIONS, 1990–2013 (Million Metric Tons CO_2 Equivalent)



800
700
600
500
400
300
200
100
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: USEPA, 2014. www3.epa.gov/climatechange/ghgemissions/gases/ch4.html#Trends

Dominion's operations span the entire natural gas value chain from production to the local distribution segment, though most of the assets in the production segment have been divested. Dominion's transmission, gathering, and storage pipelines operate in eight states (Georgia, Maryland, New York, Ohio, Pensylvania, South Carolina, Virginia, and West Virginia) through its subsidiary companies — Dominion Transmission, Inc. (DTI) and Dominion Carolina Gas Transmission, LLC (DCG). Dominion's distribution pipelines operate in Ohio and West Virginia through its subsidiary companies — The East Ohio Gas Company, d/b/a Dominion East Ohio (DEO) and Hope Gas, Inc. d/b/a Dominion Hope (DH), respectively. DTI also operates natural gas processing facilities in West Virginia. Dominion also operates a liquefied natural gas (LNG) import and storage facility at Cove Point, Maryland.

Dominion has been actively engaged in efforts to manage methane emissions from its natural gas systems. This report provides an overview of Dominion's efforts towards measurement, mitigation, and disclosure of methane emissions from its natural gas systems.

1. USEPA, 2014. www3.epa.gov/climatechange/ghgemissions/gases/ch4.html

OVERVIEW OF NATURAL GAS VALUE CHAIN

The natural gas value chain extends from exploration of natural gas using different technologies to distribution to the end user. Emissions from natural gas systems include those resulting from normal operations, routine maintenance and system upsets. Emissions from normal operations include natural gas engine and turbine un-combusted exhaust, bleed and discharge emissions from pneumatic controllers, and leaks from system components like valves and connectors. Routine maintenance emissions originate from pipelines, equipment, and wells during repair and maintenance activities. Some short term emissions occur when a malfunction happens and gas is intentionally or unintentionally blowndown from a piece of equipment or pipeline segment.

PRODUCTION

Natural gas producers extract oil and gas from the ground using either conventional techniques or more recent hydraulic fracturing techniques. Sources of methane emissions from the production sector include pneumatic device venting, well venting for liquids unloading, well completions and maintenance activities and flare stacks. Since we divested most of our production assets, Dominion's role in the production segment is limited.

GATHERING AND PROCESSING

In this process, natural gas from the production wells is collected using a series of gathering and boosting pipelines and compressor stations. The collected gas is stripped of impurities and other hydrocarbon to produce pipeline grade natural gas with nearly 95–97% methane. In the gathering and processing sectors, emissions come from various aspects of the process such as compressor venting, removal of liquids and leaks from blowdowns, dehydrator vents, acid gas removal systems, flares, component leaks, such as connectors and valves, and pipelines.

TRANSMISSION AND STORAGE

In the transmission segment, natural gas is transported using high pressure pipeline from the processing plants to the city gate stations or industrial end users. In the storage segment, natural gas is stored in underground storage systems during off-peak (i.e., less demand) seasons (typically warmer months) and withdrawn from the storage system during the peak demand season (typically the winter heating season). A subset of the T&S sector is LNG storage and import/export facilities such as Dominion's existing import facility in Calvert County, Maryland, and the export facilities currently being constructed on the same footprint. Emission sources from LNG facilities are similar to compressor stations, but also include equipment used in the liquefaction process.

DISTRIBUTION

In the distribution segment, natural gas is transported from the major T&S pipeline systems to the end users, homes and businesses, large and small. Local distribution company emissions include pipeline mains and services, as well as metering and regulator station component leaks.

As stated above, Dominion owns and operates sources along the natural gas value chain, with limited production, and more significant gathering and boosting, transmission and storage, and distribution operations. A picture of the natural gas value chain is shown below.


PRODUCTION AND PROCESSING
TRANSMISSION
DISTRIBUTION
Drilling and Well Completion
Gathering and Boosting
Processing
Transmission Compressor Stations
STORAGE
Underground Storage
Regulators and Meters
Distribution Mains/Services

Source: www.wri.org/sites/default/files/reducing-methane-us-working-paper.pdf

According to the EPA, methane pollution in the U.S. has decreased by 16% since 1990 at a time when natural gas is becoming far more common as a source of electricity generation and far more important to national energy policy. For example, access to natural gas supplies is now an essential precondition for attracting most heavy manufacturing.

The EPA estimated national methane emissions in 2013 from each sector of the natural gas value chain in its annual inventory of greenhouse gases, as shown below.

METHANE EMISSIONS BY SECTOR (2013 U.S. EPA Greenhouse Gas Inventory)

- Production Sector – 30%
- Gathering & Processing Sector – 14%
- Transmission & Storage Sector – 35%
- Distribution Sector – 21%

Source: *Inventory of U.S. Greenhouse Gas Emissions and Sinks 1990–2013, USEPA, April, 2015*


21%
30%
35%
14%

HISTORY OF METHANE REGULATIONS AND VOLUNTARY PROGRAMS

Since 1993, the EPA's Natural Gas STAR program has provided a platform where proactive and progressive companies voluntarily report methane emission reductions from their operations through implementation of best management practices. Dominion, through its DTI subsidiary, has participated in this program since 2012, while its DCG subsidiary has been involved with the program since 1993 under different ownership. Additionally, DEO joined in the program in 2014 and DH joined in 2015. Both DEO and DH will be reporting emission reductions starting in 2016. Appendix A includes a copy of DTI's 2014 NG STAR Annual Report.

Until recently, there were no regulatory programs requiring reductions in methane emissions from natural gas sector sources. However, the EPA has embarked on a series of voluntary measures and mandatory regulatory programs to regulate methane emissions which may potentially impact Dominion facilities.

On March 28, 2014, the White House released the "Climate Action Plan – Strategy to Cut Methane Emissions" in which President Obama directed the EPA to develop a comprehensive, interagency strategy to cut methane emissions. The strategy summarized the sources of methane emissions, committed to new steps to cut methane emissions, and outlined the EPA's efforts to improve the measurement of these emissions. It addressed methane from landfills, coal mines, and agriculture, as well as from the oil and gas industry.

Subsequently, in January 2015, the White House announced the administration's Climate Action Plan to reduce methane emissions from the oil and gas sector, including natural gas processing and transmission sources. To meet the White House's methane reduction goal, the EPA proposed the "Natural Gas STAR Methane Challenge" program, which covers the entire natural gas sector from production to distribution. The program is the next generation of EPA's Natural Gas STAR program, with more emphasis on transparency and increased reporting for both annual emissions and reductions achieved through the implementation of reduction measures. The existing Natural Gas STAR program would continue to be available with no changes proposed. The Methane Challenge program provides three options for participation: (a) best management practice (BMP) option, which includes prescribed reduction measures for each natural gas segment; (b) ONE Future option which requires a target leak rate of 1% across the natural gas value chain; or (c) emissions reduction option, which requires an emissions cap for participating companies. Dominion has participated in meetings with the EPA to discuss efforts to enhance the program and encourage greater participation. Dominion is evaluating the options available within the program to determine the most cost effective approach to achieving methane emission reductions. It is important to note that as part of the President's broader climate initiatives, fuel switching from coal to natural gas is a central strategy. For example, the Clean Power Plan uses additional dispatch (operation in other words) of natural gas-fired generation as one of its three key building blocks.

On August 18, 2015, the EPA proposed a new regulation to reduce methane and volatile organic compound emissions from oil and natural gas sources from production through T&S segments. Production wells, gathering and boosting stations, natural gas processing facilities, and T&S compressor stations are covered by the regulation. Any facility which is new, modified or reconstructed after September 18, 2015, is subject to this regulation. Existing sources are not subject to this regulation unless they are modified or reconstructed but would be covered by the voluntary Methane Challenge program. The regulation details engineering design specifications for certain equipment such as pneumatic controllers, centrifugal compressors, and storage tanks. Additionally, the regulation requires work practice standards such as periodic replacement of rod packing for reciprocating compressors and a leak monitoring and repair program using a relatively new technology called optical gas imaging otherwise known as an infrared camera. Based on a preliminary evaluation, Dominion facilities in the production, gathering/boosting, processing, and T&S segments are expected to potentially be impacted by this regulation. Dominion has offered comments to the EPA on the proposed regulation through its participation in industry associations and independently.

DOMINION'S METHANE MANAGEMENT PROGRAM

EMISSION MEASUREMENT AND DISCLOSURES

Environmental stewardship is an important part of Dominion's core value of ethics – doing the right thing. We have developed a methane management program that not only complies with regulatory requirements but also goes above and beyond by implementing voluntary emissions reporting and reduction efforts, as described below. Dominion's natural gas companies are subject to the EPA's Greenhouse Gas Reporting program (GHGRP) and have been reporting emissions to the EPA since 2011. The GHG emissions reported under this program are based on a combination of actual field measurements (i.e., GHGRP leak surveys), company average leak factors obtained through the GHGRP applied to non-GHGRP facilities, composition of methane in the natural gas, and published EPA emission factors and protocols. Blow down emissions associated with the gathering and boosting segment are currently not reported under the GHGRP.

It should be noted that the GHGRP requires reporting only for facilities (e.g., compressor stations) or natural gas systems (e.g., a local distribution company, such as DEO and DH) which exceed GHG emission thresholds of 25,000 metric tons per year of carbon dioxide equivalent (CO_2e). CO_2e includes all regulated GHG pollutants (CO_2, methane, and nitrous oxides). We report emissions under the GHGRP for the following types of facilities/systems:

a. For DTI and DCG, GHG emissions from all compressor stations which exceed 25,000 metric tons of CO_2e per year;

b. Cove Point LNG Facility;

c. For DEO's T&S facilities, GHG emissions from all compressor stations which exceed 25,000 metric tons of CO_2e per year; and

d. For DEO and DH, GHG emissions from the local distribution system.

A summary of Dominion's methane emissions reported under the GHGRP by Dominion subsidiary is provided below. Additional information on the emissions reported to the EPA under the GHGRP can be found at ghgdata.epa.gov/ghgp/main.do.

GHGRP REPORTED METHANE EMISSIONS FOR 2014

Dominion Subsidiaries	Methane Emissions (metric ton per year)
DTI	3,101
DCG	76
DEO	27,267
DH	3,956
Cove Point	220
Total	**34,620**

Multiplying the methane emissions by 25 (the Global Warming Potential (GWP) for methane), the total CO_2e emissions from Dominion's natural gas system reported under the GHGRP are approximately 865,500 tons per year, which is significantly lower than the emissions from just one typical coal fired power plant.

In addition to mandatory reporting to the EPA, Dominion has provided transparency by tracking and reporting GHG emissions voluntarily since 2012 from all its subsidiaries including power generation, electric transmission, and energy (natural gas systems). A comprehensive report on Dominion's GHG Emissions from the corporate inventory can be found in the 2014 Greenhouse Gas Report on our website at www.dom.com/library/domcom/pdfs/corporate/our-commitments/environment/greenhouse-gas-report.pdf.

Additional carbon-related metrics are provided in our annual Environmental and Corporate Sustainability Reports found at the following respective links:

- **CO_2 Emissions for Electrical Generation and Natural Gas Transmission, Delivery and LNG:** www.dom.com/corporate/reports/environmental-report/performance/co2-emissions
- **Environmental Performance Metrics:** www.dominioncsr.com/performance/environmental.php, and
- **5-Year Performance Summary:** www.dominioncsr.com/performance/five_yr_performance_summary.php. Overview data presented here are for informational purposes only, based on current methodologies.

Based on the comprehensive emissions data reported in Dominion's 2014 corporate GHG inventory, it can be seen that the gas distribution segment is the most significant contributor to methane emissions from Dominion's natural gas system. A graphical depiction of the methane emissions from different segments is shown below. Since Dominion has divested most of its production assets, the percentage of methane emissions from this segment is minimal.

DOMINION METHANE PROFILE BY NATURAL GAS SECTOR


Production Sector – 1%
Gathering & Processing Sector – 27%
Transmission & Storage Sector – 23%
Distribution Sector – 49%
1%
27%
23%
49%

The sources contributing to the overall methane emissions differ depending on the natural gas segment and type of facility. The chart below shows the primary fugitive emission sources at Dominion compressor stations by subsidiary. These charts do not include station or pipeline blowdowns, but do include compressor stations from both the gathering/boosting segment as well as the transmission/storage segment. It should be noted that DTI and DEO have very few wet seal centrifugal compressors, half of which have degassing vent control systems in place. Therefore, emissions from this type of equipment are minimal. Data from DCG is not included as the subsidiary has only four compressor stations, all of which have controlled, non-emitting wet seal centrifugal compressors.

COMPRESSOR STATION FUGITIVE METHANE SOURCES


DEO
DTI
80%
70%
60%
50%
40%
30%
20%
10%
0%
Pneumatic Devices
Equipment Leaks
Recip Compressor Leaks
Centrifugal Compressor Leaks (dry seal)
Others (dehys, flares)

The chart below shows the emission sources for Dominion's local gas distribution companies, DH and DEO, both of which report under the GHGRP. The emissions from mains and service lines are based on the pipe or service material (cast iron, plastic, bare steel, protected steel, and copper) using emission factors per mile of main or number of services. For a subset of above ground metering and regulating (M&R) stations, leak surveys are conducted and leak rates per M&R run are established per subsidiary and applied to all M&R runs in that subsidiary.

DISTRIBUTION COMPANY METHANE EMISSION SOURCES


DEO
DH
70%
60%
40%
30%
20%
10%
0%
Distribution Mains
Distribution Services
Meeting and Regulating Stations

MITIGATION MEASURES

In addition to the industry wide progress that has been contributing to a decline in methane emissions at a time when use of natural gas is increasing, Dominion is actively engaged in efforts to reduce methane emissions from its natural gas subsidiaries. Methane emissions are reduced through a comprehensive approach starting with engineering/design specifications for its new projects, upgrades to existing facilities, and construction and subsequent operation of the facilities. Once a facility or project is constructed and in operation, work practice measures are implemented to minimize methane emissions, as practicable. There are a number of approaches to reduce methane emissions along the natural gas value chain. The EPA has provided a comprehensive list of these measures by sector on its Natural Gas STAR Program website: www.epa.gov/gasstar/basic-information/index.html#breakdown.

From an engineering/design perspective, some of the more common measures implemented by Dominion on new projects include:

- Installing compressors with dry seals only. Dry seals are inherently lower emitting than the wet seals on older compressors. DTI has developed a plan to replace or install controls on the remaining wet seal compressors. DCG has emission control systems to recover gas from its existing wet seals on compressors.
- Pneumatic controllers are air-activated only, as opposed to natural gas-activated.
- Designing isolation valves as close to the compressor stations as possible to reduce emissions during blowdowns.
- Installing valve enclosures to reduce emissions during emergency shutdown from compressor stations.

For one of Dominion's most recent projects, Atlantic Coast Pipeline (ACP), the design incorporates state-of-the-art controls, which would potentially reduce emissions of air pollutants. Some of the key design considerations for this project include selection of high efficiency turbines with voluntary add-on controls, design measures to reduce methane emissions during blowdown from the compression stations and implementation of leak monitoring and repair provisions. For all new projects, Dominion continues to look for opportunities to reduce methane and other emissions in a cost-effective and holistic manner.

With bipartisan support from the Ohio General Assembly and the executive branch of state government, DEO has embarked on a 25-year pipeline infrastructure replacement (PIR) program for removal of all cast iron and unprotected steel mains and services. DH has embarked on a similar PIR program in West Virginia. Based on recent studies conducted by the Environmental Defense Fund (EDF), such programs significantly reduce the methane emissions from the gas distribution system. EPA emissions factors in the GHGRP illustrate the difference in leak rates from the various materials.

Material	EPA Emission Factor for Mains (scf/hour/mile)	EPA Emission Factor for Services (scf/hour/number of services)
Cast Iron	27.25	n/a
Unprotected Steel	12.58	0.19
Protected Steel	0.35	0.02
Plastic	1.13	0.001
Copper	n/a	0.03

Dominion continues to implement and evaluate the feasibility of additional measures for its business units under the Natural Gas STAR Program, utilizing measures that are most cost effective for the particular assets within these business units. Not all reduction measures or BMPs are applicable to all subsidiaries and sources within these subsidiaries due to operational and other constraints. Some of the BMPs and reduction measures implemented by Dominion are summarized below:

- Directed inspection and maintenance at Compressor stations and M&R stations (DTI and DEO, respectively)
- Installing dry seal rather than wet seal centrifugal compressors (DTI)
- Replacing high-bleed pneumatic devices with low or no-bleed devices (DTI and DEO)
- Reducing pipeline pressure before maintenance (DTI)
- Injecting engine blowdown gas into low pressure mains or fuel gas system (DTI)
- Use of capped emergency shutdowns (DTI)
- Replacing orifice meters with ultrasonic meters (DTI)
- Rehabilitating leaky distribution pipe (DEO and DH)
- Damage prevention programs for distribution lines (DEO and DH)

A detailed description of some of the measures listed above is provided below.

Engine Blowdown Recovery — In this technique, natural gas vented from engine blowdown is captured and re-routed for use with other combustion sources including engines and turbines at the facility. DTI has implemented this technique at five of its compressor stations and has reduced almost 230,000 MCF of natural gas loss since 2012. Several more stations are being considered for similar modifications. This technique works better when other design changes are being considered at the facility or during design of new facilities.

Directed Inspection and Maintenance — This technique is a cost-effective approach to identifying and fixing gross leakers making it more cost effective than the traditional leak detection and repair program. The technique is based on conducting leak surveys of emission sources most likely to leak and fixing the leaks identified during the surveys. Leak surveys focus on leak-prone components or equipment, rather than those which do not leak significantly. DTI has implemented this program over many years, resulting in almost 120,000 MCF of methane emission reductions.

Reducing Pipeline Pressure before Blowdown — As recognized by the EPA in the Natural Gas STAR program, reducing pipeline pressure before blowing down for maintenance and repair activities results in significant savings in natural gas. In this technique, the pipeline pressure is reduced using either inline compressors and/or portable compressors. Typically, using inline compressors, can reduce the pressure up to 50% and using additional portable compressors, can reduce the pressure up to 90% before blowdown. DTI has achieved reductions of greater than 170,000 MCF in each of the previous two years using this technique.

Capped Emergency Shutdown (ESD) Tests — Full compressor station blowdowns are required to be conducted periodically for safety evaluations. DTI staggers these shutdowns every five years in order to minimize annual emissions. During the other four years, stations do their annual safety test using Yale (or other) enclosures to prevent gas loss. The enclosures function similar to a cap at the end of the pipe and prevent gas loss. Since 2012, DTI has reduced gas loss of almost 60,000 MCF using this technique. Again, capped ESD testing cannot occur at every station every year; however, utilizing it when possible can lead to significant gas loss savings.

Replacing high bleed pneumatic devices — A continuous bleed pneumatic device is used to modulate process conditions for operational or safety purposes. A pneumatic device using natural gas with a bleed rate of greater than 6 standard cubic feet per hour is a high bleed device. Replacing high bleed pneumatic devices with either low bleed or no-bleed (using instrument air instead of natural gas to activate the device) results in reductions of methane emissions. All new projects undertaken by Dominion typically involve installation of instrument air pneumatic devices only. DTI has implemented this technique and reduced methane emissions of approximately 8,500 MCF since 2012.

Pipeline Infrastructure Replacement (PIR) Programs — DEO and DH have active bare steel pipeline main replacement programs. DEO also continues replacing its few remaining miles of cast iron pipe. The bare steel and cast iron are replaced with more modern plastic material. Bare steel and cast iron mains make up nearly 30% of the distribution pipeline system in both DEO and DH's service territories. DEO schedules about 200 miles for replacement annually and targets about 17,000 service line replacements per year as well. DH replaces approximately 10–20 miles of its bare steel mains annually.

TARGETS

Dominion has not set specific reduction targets for methane emissions as such emissions are decreasing nationally and national policy as well as individual company actions such as those described in this report are driving that decrease. We have a progressive program for reducing our methane emissions and improving our carbon intensities. For new projects, we evaluate and implement cost-effective, state-of-the-art controls and design measures to reduce methane emissions. Our efforts at existing facilities have focused on best management practices as well as estimating, measuring, and reporting emissions. As discussed earlier, DTI has been participating in the Natural Gas STAR program since 2011. Based on the annual report submitted for calendar year 2014, Dominion has achieved methane emission reductions of approximately 255,000 MCF through implementation of mitigation measures. Overall, DTI has achieved approximately 1,505,000 MCF in methane emission reductions since 2008. A summary of emission reductions achieved through implementation of the top five best management practice techniques at DTI in 2014 is shown below.

Best Management Practice	DTI Methane Emission Reduction (MCF)
Directed Inspection and Maintenance at Compressor Stations	3,702
Identification and Replacement of High-bleed Pneumatic Devices	3,000
Reduction of pipeline (or station) pressure before maintenance	177,096
Engine Blowdown Recovery	56,781
Capped Emergency Shutdown (ESD) Tests	14,578
Total Methane Emissions Reductions Achieved	**255,157**

SUPPORTING METHANE STUDIES

In addition to its ongoing efforts to measure, mitigate, and report methane emissions — both voluntarily and as required by regulatory programs, Dominion has been engaged in ongoing studies to better understand the sources of methane emissions from the T&S segment.

In 2012, the EDF launched a series of 16 independent studies designed to find out how much and from where methane is escaping into the atmosphere across the entire natural gas supply chain. The studies examined all areas that make up the natural gas supply chain: production, gathering lines and processing facilities, long-distance pipelines, storage, and local distribution, as well as some natural gas end users, commercial trucks and refueling stations.

Dominion participated in the T&S sector study with Colorado State University (CSU) and Carnegie Melon University (CMU) from 2013-2015 and was a member of the Technical Working Group as well as the Executive Steering Committee for the project. Dominion and other industry participants allowed the study team access to company-owned compressor stations for comprehensive methane leak measurements using both a bottom-up measurement approach, as well as a "tracer-flux" downwind measurement technique, to capture facility-wide emissions profiles. The study found that these two methods provided greater insight and certainty than either method alone. Results from the studies were published in *Environmental Science and Technology* in two separate articles, one describing measurement results, and the other extrapolating the measurement results into a national modeled estimate.

The study found that methane emissions from the natural gas transmission and storage sector are 27% lower than the estimates in the EPA GHGI. The CSU-led study also estimated that

0.35% of the methane transported by the T&S sector in 2012 was released into the atmosphere, significantly lower than the EPA estimate of 0.48%. Researchers also found that the equipment used in the T&S sector has changed significantly since the release of a 1996 study conducted by the EPA and the Gas Research Institute, which the EPA relies on to derive the emission factors used to calculate the sector's methane emissions. In particular, this new study reported that companies have replaced many smaller engine-driven reciprocating compressors with larger and fewer centrifugal compressors, resulting in lower emissions.

The study underscores the need for the EPA to update the emissions factors it uses to estimate its inventory to reflect more accurately how the T&S sector operates today. The EPA largely relies on data from a nearly 20-year-old study to calculate its GHG inventory. While the EPA has appropriately updated emission factors and estimation methods in select cases for other industry sources, including wells in the exploration and production sector, it has not for T&S sector sources.

As in the first phase of the study released in February 2015 by CSU and CMU, the second stage indicates that a small number of leaks account for a disproportionally large share of overall methane released into the atmosphere. This finding indicates a need to focus methane management measures at sites and equipment with the highest emissions profile. This is consistent with the approach adopted by Dominion in managing its methane emissions.

MOVING FORWARD – ONGOING EFFORTS

As discussed throughout the report, Dominion has developed a progressive program to measure, mitigate, and disclose methane emissions from its natural gas systems. We continue to implement best-in-class measures and technology through the Natural Gas STAR program and for new projects. For example, ACP is expected to have state-of-the-art technology including one of the most efficient turbines, design measures for reducing emissions during pipeline blowdown, and a leak monitoring and repair program. We are currently evaluating the Methane Challenge program to determine if participation in the program would be feasible. If we participate in the program, Dominion will commit to meeting the targets established under the One Future initiative or implement the BMPs. Irrespective, the methane emissions from Dominion will be reduced in a responsible and holistic manner. Finally, Dominion intends to continue supporting studies on quantifying methane emissions and reductions from the natural gas sector.

LIST OF ACRONYMS

ACP	Atlantic Coast Pipeline
BMP	Best Management Practice
CO_2	Carbon dioxide
CO_2e	Carbon dioxide equivalent
CSU	Colorado State University
DCG	Dominion Carolina Gas
DEO	Dominion East Ohio
DH	Dominion Hope
DTI	Dominion Transmission, Inc.
EDF	Environmental Defense Fund
ESD	Emergency Shutdown
GHGI	Greenhouse Gas Inventory
GHGRP	Greenhouse Gas Reporting Program
GWP	Global Warming Potential
LNG	Liquefied Natural Gas
MCF	Thousand Cubic Feet
M&R	Metering and Regulating
PIR	Pipeline Infrastructure Replacement
T&S	Transmission and Storage
EPA	United States Environmental Protection Agency

APPENDIX A
METHANE MANAGEMENT REPORT 2015

Dominion®

OMB Control No. 2060-0328
Expires 09/30/2015

Annual Report 2014

Company Information

Company Name: Dominion Transmission, Inc.

Contact: Anand Yegnan

Title: Manager – Environmental Regulations

Address: 5000 Dominion Blvd

City, State, Zip Code: Glen Allen, VA 23060

Telephone: (804) 273-3893

Fax: (804) 397-0744

E-mail: anand.yegnan@dom.com

Transmission Sector

Annual Report Summary

X BMP 1: Directed inspection and maintenance at compressor stations

X BMP 2: Use of turbines at compressor stations

X BMP 3: Identify and replace high-bleed pneumatic devices

X Partner Reported Opportunities (*please specify*):

1. Reduce pipeline pressure before maintenance (pump-down, field compressors, etc.)
2. Inject blowdown gas into low pressure mains or fuel gas system (Engine Blow-down Recovery)
3. Use of YALE closures for ESD testing (Capped ESD tests)
4. Replacing Orifice metering with Ultrasonic meters

Period covered by report: From: Jan. 1, 2014 To: Dec. 31, 2014

Partner Signature Required:

I hereby certify the accuracy of the data contained in this report. Diane Leopold

6/12/15 Date

- Because the implementation of some technologies reduces emissions for multiple years, Natural Gas STAR allows certain activities to count towards a company's emission reductions beyond the initial year of implementation. Natural Gas STAR designates the maximum length of time that these reductions may accrue as "sunset dates." The Appendix lists these sunset dates. Companies can report the corresponding methane emission reductions each year up to the allowable sunset date. Or, companies may wish to report reductions only once for the implementation year, and have EPA automatically apply the sunset date and count those emissions for the allowable number of years.
- In addition to reporting methane emissions reductions, you are welcome to include other information about your company's participation in Natural Gas STAR in the "Additional Program Accomplishments" section of this form. The Natural Gas STAR Program will use any information entered in this section to recognize the efforts and accomplishments of outstanding partners.

EPA Form No. 5900-95

NaturalGas EPA POLLUTION PREVENTER

Transmission Sector Annual Report

OMB Control No. 2060-0328
Expires 09/30/2015

BMP 1: Directed Inspection and Maintenance at Compressor Stations

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:
(If only one location note here, otherwise use table below.) **Dominion Transmission Inc.**

B. Project summary:
Number of surveys conducted at this facility for reporting period **10** surveys — Total number of leaks repaired: **4** leaks repaired

Total number of leaks found: **4** leaks found

C. Cost summary:
Total cost of surveys conducted: $ **N/A** (1) — Total cost of leak repairs: **$ N/A** (1)

D. Methane emissions reduction: **3,702** Mcf — ** BMP 1 must be reported on an annual basis according to actual survey activity.*

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

X Actual field measurement - *engineering calculations of volumes* — ☐ Other *(please specify)*:

☐ Calculation using default

Methane emissions reduction = Average annual leak rate for facility (12,200 Mcf) × Reduction efficiency (70%)

E. Total value of gas saved: $ **12,957**

Total value of gas saved = Methane emissions reduction (in Mcf) x Gas value (in $/Mcf) [If not known, use default of $3.50/Mcf]

F. Do you plan to survey this facility/location next year? **Yes** (Yes/No)

DTI surveys alternate stations every two years

Optional: Additional details by location: NONE

BMP 1 Comments: *Please use the back of the page for additional space if needed.*

(1) Survey and leak repair costs are not captured individually, but are part of normal O&M work.

NaturalGas EPA POLLUTION PREVENTER

Transmission Sector Annual Report

OMB Control No. 2060-0328
Expires 09/30/2015

BMP 2: Use of Turbines at Compressor Stations

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:
(If only one location note here, otherwise use table below.) **Dominion Transmission, Inc.**

B. Turbine summary:
Number of turbines installed: 2[2] Turbines
Total cost of turbine installations (equipment and labor): $ **14.0 mil** (unit only)

C. Reciprocating summary:
Number of reciprocating engines retired: 0 engines

D. Equipment description: Please provide specifications for turbines installed and/or reciprocating engines retired

	Turbine 1	*Turbine 2*	*Reciprocating Engines*
Model:	Taurus 60-7802S	Mars 100-16002S	0
Horsepower:	7,800	16,000	0
Fuel Consumption:	76 mcf	685 mcf	0

E. Methane emissions reduction: **2,078** Mcf

F. Are these emissions reductions a one-year reduction or a multi-year reduction? ☐ One-year **X Multi-year**

If Multi-year:

X Partner will report this activity once and let EPA automatically calculate future emission reductions based on sunset date duration (BMP 2 has a sunset period of 20 years).

☐ Partner will report this activity annually up to allowed sunset date.

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

☐ Standard Calculation

Methane emissions reduction per turbine installation = [Emissions rate from reciprocating engine per MMcf of fuel used × Fuel consumption for reciprocating engine (in MMcf/hr)] - [Emissions rate from turbine per MMcf of fuel used × Fuel consumption for turbine (in MMcf/hr)]

Please specify your data source:
☐ Field measurement
☐ Manufacturer specifications

X Calculation using default

Methane emissions reduction= [0.234 scf/hp/hr × Horsepower of turbine engines installed × Hours turbine engines were used] / 1000

☐ Other *(please specify):*

G. Total value of gas saved: **$ 7,273**

Total value of gas saved = Methane emissions reduction (in Mcf) × Gas value (in $/Mcf) [If not known, use default of $3.50/Mcf]

H. Future activity summary:
How many turbines do you plan to install next year? **TBD** turbines

How many reciprocating engines do you plan to retire next year? ______ engines

Optional: Additional details by location

BMP 2 Comments: [2] Two units were installed in 2014, however, 19 others have been installed since 2002. Sunset rule for this BMP would go back to 1995, so we are using all appropriate data. Past years are recorded on Previous Years' Activity page.

NaturalGas EPA POLLUTION PREVENTER

Transmission Sector Annual Report

OMB Control No. 2060-0328
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BMP 3: Identify and Replace High-Bleed Pneumatic Devices

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:
(If only one location note here, otherwise use table below.) **Dominion Transmission Inc.**

B. Project summary:
Number of devices replaced: **12** devices

Percent of system now equipped with low/no-bleed units: **TBD** %

C. Cost summary:
Estimated cost per replacement (including equipment and labor): $ **15,000** /replacement (device)

D. Methane emissions reduction: **3,000** Mcf

E. Are these emissions reductions a one-year reduction or a multi-year reduction? ☐ One-year X Multi-year

If Multi-year:

X Partner will report this activity once and let EPA automatically calculate future emission reductions based on sunset date duration (BMP 3 has a sunset period of 7 years).

☐ Partner will report this activity annually up to allowed sunset date.

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

☐ Standard calculation

Methane emissions reduction = [Annual emissions from high-bleed devices replaced (in Mcf/yr) - Annual emissions for the replacement devices (in Mcf/yr)] x Number of devices replaced

Please specify your data source:
☐ Field measurement
☐ Manufacturer specifications

☐ Calculation using default

Methane emissions reduction = 124 Mcf/yr x Number of devices replaced

X Other (*please specify*):

Used EPA/NG STAR publication for high-end bleed devices (same as 2012 and 2013 report) = 250 mcf/yr/device

F. Total value of gas saved: $ **10,500**

Total value of gas saved = Methane emissions reduction (in Mcf) x Gas value (in $/Mcf) [If not known, use default of $3.50/Mcf]

G. How many high-bleed devices do you plan to replace next year? **TBD** devices

Optional: Additional details by location – None for 2014

BMP 3 Comments: *Please use the back of the page for additional space if needed.*

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Transmission Sector Annual Report

OMB Control No. 2060-0328
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Partner Reported Opportunities (PROs) - #1

For more details on PROs, visit epa.gov/gasstar/tools/recommended.html

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:
(If only one location note here, otherwise use table below.) **Dominion Transmission, Inc.**

B. Project description: Please provide a separate PRO reporting form for each activity reported. If reporting a DI&M activity, please use a separate page for each location/facility surveyed.

Please specify the technology or practice that was implemented (choose from the list in the appendix or describe your own):

Reduce pipeline (or station) pressure before maintenance (using pump-down techniques, field compressors, displacing, etc.)

Please describe how your company implemented this activity:
This was implemented as result of a Six Sigma project. For larger projects, Gas Control personnel are alerted when a pipeline blow-down is needed and they work with the Operations and/or Engineering employees to develop the best and safest process to meet customer needs, if possible. Otherwise, local supervision determines whether a pressure reduction can be taken depending on time, safety and operating conditions. Gas loss and reductions are recorded in DTI's Gas Loss Event Tracker (GLET).

C. Level of Implementation *(check one)*:

☐ Number of units installed: ______ units

X Frequency of practice: 45

D. Are emissions reductions a one-year reduction or a multi-year reduction? ☐ One-year X Multi-year

If Multi-year:

☐ Partner will report this activity once and let EPA automatically calculate future emission reductions based on sunset date duration*.

X Partner will report this activity annually up to allowed sunset date.

E. Methane emissions reduction: **177,096** Mcf

F. Cost summary: Estimated cost of implementing this practice/activity *(including equipment and labor)*: $ **N/A** (4)

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

X Actual field measurement (engineering calculations of volumes)

☐ Other (*please specify*):

☐ Calculation using manufacturer specifications/other source

G. Total value of gas saved: **$ 522,830**

Total value of gas saved = Methane emissions reduction (in Mcf) x Gas value (in $/Mcf) [If not known, use default of $3.50/Mcf]

H. To what extent do you expect to implement this practice next year?
DTI will continue to evaluate each opportunity and use one of the techniques whenever feasible.

Optional: Additional details by location
NONE

PRO Comments: *Please use the back of the page for additional space if needed.*

(4) Cost for implementation is included in O&M and/or capital costs for project/work.

**Because the implementation of some technologies reduces emissions for multiple years, Natural Gas STAR allows certain activities to count towards a company's emission reductions beyond the initial year of implementation. Natural Gas STAR designates the maximum length of time that these reductions may accrue as "sunset dates." The Appendix lists these sunset dates. Companies can report the corresponding methane emission reductions each year up to the allowable sunset date. Or, companies may wish to report reductions only once for the implementation year, and have EPA automatically apply the sunset date and count those emissions for the allowable number of years.*

Transmission Sector
Annual Report

OMB Control No. 2060-0328
Expires 09/30/2015

Partner Reported Opportunities (PROs) - #2

For more details on PROs, visit epa.gov/gasstar/tools/recommended.html

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:
(If only one location note here, otherwise use table below.) **Dominion Transmission, Inc.**

B. Project description: Please provide a separate PRO reporting form for each activity reported. If reporting a DI&M activity, please use a separate page for each location/facility surveyed.

Please specify the technology or practice that was implemented (choose from the list in the appendix or describe your own):

Engine Blow-down Recovery (Inject blowdown gas into low pressure mains or fuel gas system)

Please describe how your company implemented this activity:
This was implemented as result of a Six Sigma project. Five stations were retrofitted to inject the engine blow-down gas into lower pressure fuel lines when there is an active device to use the fuel. Each station is somewhat different, due to original engine/station design. First reported in 2012.

C. Level of Implementation *(check one)*:
X Number of units installed: 5 Units (stations)
Frequency of practice: ———

D. Are emissions reductions a one-year reduction or a multi-year reduction? ☐ One-year X Multi-year

If Multi-year:
☐ Partner will report this activity once and let EPA automatically calculate future emission reductions based on sunset date duration*.

X Partner will report this activity annually up to allowed sunset date.

E. Methane emissions reduction: 56,781 Mcf

F. Cost summary: Estimated cost of implementing this practice/activity *(including equipment and labor)*: $ N/A (reported for all 5 stations in 2012 report.)

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

X Actual field measurement (engineering calculations of volumes)

☐ Other (*please specify*):

☐ Calculation using manufacturer specifications/other source

G. Total value of gas saved: $ **198, 300** (4 stations)
Actual field measurement X monthly natural gas index price.

H. To what extent do you expect to implement this practice next year?
DTI will continue to evaluate each opportunity and use one of the techniques whenever feasible.

Optional: Additional details by location: NONE

**Because the implementation of some technologies reduces emissions for multiple years, Natural Gas STAR allows certain activities to count towards a company's emission reductions beyond the initial year of implementation. Natural Gas STAR designates the maximum length of time that these reductions may accrue as "sunset dates." The Appendix lists these sunset dates. Companies can report the corresponding methane emission reductions each year up to the allowable sunset date. Or, companies may wish to report reductions only once for the implementation year, and have EPA automatically apply the sunset date and count those emissions for the allowable number of years.*

NaturalGas
EPA POLLUTION PREVENTER

Transmission Sector Annual Report

OMB Control No. 2060-0328
Expires 09/30/2015

Partner Reported Opportunities (PROs) - #3

For more details on PROs, visit epa.gov/gasstar/tools/recommended.html

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:
(If only one location note here, otherwise use table below.) **Dominion Transmission, Inc.**

B. Project description: Please provide a separate PRO reporting form for each activity reported. If reporting a DI&M activity, please use a separate page for each location/facility surveyed.

Please specify the technology or practice that was implemented (choose from the list in the appendix or describe your own):

Capped ESD Tests (Use of YALE closures for ESD testing)

Please describe how your company implemented this activity:
73 of DTI's 82 stations have caps installed on the ESD stacks to prevent gas loss during planned tests. DOT requires a full blow down test once every 5 years. DTI has staggered its testing so not all stations have full blow downs in the same year.

C. Level of implementation *(check one)*:

Number of units installed: ______ units eligible

X Frequency of practice: **62** times/year (capped tests in 2014)

D. Are emissions reductions a one-year reduction or a multi-year reduction? ☐ One-year **X Multi-year**

If Multi-year:

☐ Partner will report this activity once and let EPA automatically calculate future emission reductions based on sunset date duration*.

X Partner will report this activity annually up to allowed sunset date.

E. Methane emissions reduction: **14,578** Mcf

F. Cost summary: Estimated cost of implementing this practice/activity *(including equipment and labor)*: $ **N/A** (6)

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

X Actual field measurement (engineering calculations of volumes)

☐ Other (*please specify*):

☐ Calculation using manufacturer specifications/other source

G. Total value of gas saved: $ **51,023**

Total value of gas saved = Methane emissions reduction (in Mcf) x Gas value (in $/Mcf) [If not known, use default of $3.50/Mcf]

H. To what extent do you expect to implement this practice next year?
DTI will continue to use capped tests on already fitted stations, and will consider capping in future station design.

Optional: Additional details by location:

(6) Cost of implementation is included in O&M and not individually available.

**Because the implementation of some technologies reduces emissions for multiple years, Natural Gas STAR allows certain activities to count towards a company's emission reductions beyond the initial year of implementation. Natural Gas STAR designates the maximum length of time that these reductions may accrue as "sunset dates." The Appendix lists these sunset dates. Companies can report the corresponding methane emission reductions each year up to the allowable sunset date. Or, companies may wish to report reductions only once for the implementation year, and have EPA automatically apply the sunset date and count those emissions for the allowable number of years.*

Transmission Sector Annual Report

OMB Control No. 2060-0328
Expires 09/30/2015

Partner Reported Opportunities (PROs) - #4

For more details on PROs, visit epa.gov/gasstar/tools/recommended.html

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:
(If only one location note here, otherwise use table below.) **Dominion Transmission, Inc.**

B. Project description: Please provide a separate PRO reporting form for each activity reported. If reporting a DI&M activity, please use a separate page for each location/facility surveyed.

Please specify the technology or practice that was implemented (choose from the list in the appendix or describe your own):	Please describe how your company implemented this activity:
Replacing orifice measurement with ultrasonic meters.	As DTI reviews Lost-and-Unaccounted-for Gas each year, measurement age and appropriateness is considered. Also, for new locations with higher flow or custody-transfer requirements, ultrasonic meters are used.

C. Level of implementation *(check one)*:

X Number of units installed: 4 units eligible

☐ Frequency of practice: ——— times/year

D. Are emissions reductions a one-year reduction or a multi-year reduction? ☐ **One-year** **X Multi-year**

If Multi-year:

☐ Partner will report this activity once and let EPA automatically calculate future emission reductions based on sunset date duration*.

X Partner will report this activity annually up to allowed sunset date.

E. Methane emissions reduction: 80 Mcf

F. Cost summary: Estimated cost of implementing this practice/activity *(including equipment and labor)*: **$400,000** (7)

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

☐ Actual field measurement

☐ Calculation using manufacturer specifications/other source

X Other (*please specify*): *20 mcf/unit per EPA/NG STAR PRO Fact Sheet #907*

G. Total value of gas saved: $ 280

Total value of gas saved = Methane emissions reduction (in Mcf) x Gas value (in $/Mcf) [If not known, use default of $3.50/Mcf]

H. To what extent do you expect to implement this practice next year?
DTI will continue to review measurement locations and new facilities for appropriateness of ultrasonics vs. orifice meters in future station design.

Optional: Additional details by location:

(7) Based on conservative estimate of meter tube only.

**Because the implementation of some technologies reduces emissions for multiple years, Natural Gas STAR allows certain activities to count towards a company's emission reductions beyond the initial year of implementation. Natural Gas STAR designates the maximum length of time that these reductions may accrue as "sunset dates." The Appendix lists these sunset dates. Companies can report the corresponding methane emission reductions each year up to the allowable sunset date. Or, companies may wish to report reductions only once for the implementation year, and have EPA automatically apply the sunset date and count those emissions for the allowable number of years.*

NaturalGas EPA POLLUTION PREVENTER

Transmission Sector Annual Report

OMB Control No. 2060-0328
Expires 09/30/2015

Partner Reported Opportunities (PROs) - #5

For more details on PROs, visit epa.gov/gasstar/tools/recommended.html

Summary of Emission Reduction Activities

Please include aggregate information in this section for all locations. If multiple facilities/locations are represented, additional detail by specific facility/location can be provided in the table below.

A. Facility/location identifier information:

(If only one location note here, otherwise use table below.) **Dominion Transmission, Inc.**

B. Project description: Please provide a separate PRO reporting form for each activity reported. If reporting a DI&M activity, please use a separate page for each location/facility surveyed.

Please specify the technology or practice that was implemented (choose from the list in the appendix or describe your own):

Using Hot Tap installations Instead of full blow downs.

Please describe how your company implemented this activity:

As DTI reviews each tap request, the project manager and team determines if using hot tap installation is safe and feasible. This practice was implemented several years ago and with the increasing number of requests is becoming a standard practice.

C. Level of Implementation *(check one)*:

X Number of units installed: 10 units eligible

☐ Frequency of practice: ______ times/year

D. Are emissions reductions a one-year reduction or a multi-year reduction? **X One-year** ☐ **Multi-year**

If Multi-year:

☐ Partner will report this activity once and let EPA automatically calculate future emission reductions based on sunset date duration*.

X Partner will report this activity annually up to allowed sunset date.

E. Methane emissions reduction: **176,364** Mcf

F. Cost summary: Estimated cost of implementing this practice/activity *(including equipment and labor)*: **$N/A** (8)

Please identify the basis for the emissions reduction estimate, using the space provided to show any calculations

☐ Actual field measurement

☐ Calculation using manufacturer specifications/other source

X Other *(please specify)*: *Based on transmission line diameter, distance from gate the gate and MAOP*

G. Total value of gas saved: **$ 617,274**

Total value of gas saved = Methane emissions reduction (in Mcf) x Gas value (in $/Mcf) [If not known, use default of $3.50/Mcf]

H. To what extent do you expect to implement this practice next year?

DTI will continue to review each tap request to determine safety and feasibility of using hot tap installation practice.

Optional: Additional details by location:

(8) Cost data was not readily available for this reporting period.

**Because the implementation of some technologies reduces emissions for multiple years, Natural Gas STAR allows certain activities to count towards a company's emission reductions beyond the initial year of implementation. Natural Gas STAR designates the maximum length of time that these reductions may accrue as "sunset dates." The Appendix lists these sunset dates. Companies can report the corresponding methane emission reductions each year up to the allowable sunset date. Or, companies may wish to report reductions only once for the implementation year, and have EPA automatically apply the sunset date and count those emissions for the allowable number of years.*

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Transmission Sector
Annual Report

OMB Control No. 2060-0328
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Previous Years' Activities

Use the table below to report any past activities implemented, but not previously reported to the Natural Gas STAR Program

Year	BMP 1 DI&M at Compressor Stations	Total Cost of Surveys ($)	Total Cost of Repairs ($)	Estimated Reductions (Mcf/yr)	Value of Gas Saved ($)
N/A					
Year (20-year sunset rule included in each year)	**BMP 2 Use of Turbines at Compressor Stations**	**Total # Turbines Installed / # Reciprocating Engines Retired**	**Estimated Cost of meter tube (in year installed)**	**Total Estimated Reductions for all each year (Mcf/yr)**	**Value of Gas Saved ($)**
2014	Prior year installs	18/ 0	0	69,607	$243,624
2013	Includes prior year installs	18/ 0	0	58,404	$204,415
2012	Includes prior year installs	18/ 0	$42 million	29,572	$103,504
2011	Includes prior year installs	12/ 0	0	26,639	$93,237
2010	Includes prior year installs	12/ 0	$7 million	32,968	$115,389
2009	Includes prior year installs	11/ 0	$14 million	22,591	$79,068
2008	Includes prior year installs	9/ 0	$21 million	20,324	$71,134
2007	Includes prior year installs	6/ 0	0	15,810	$55,334
2006	Includes prior year installs	6/ 0	0	9,948	$34,816
2005	Includes prior year installs	6/ 0	0	12,318	$43,114
2004	Includes prior year installs	6/ 0	$35 million	3,172	$11,103
2003	Includes prior year installs	1/ 0	0	206	$721
2002	One unit installed in 2002	1/ 0	$7.0 million	130	$454
Year	**BMP3 Identify and Replace High-Bleed Pneumatic Devices**	**# Devices Replaced**	**Total Cost of Replacements (incl. equipment and labor) ($)**	**Estimated Reductions (Mcf/yr)**	**Value of Gas Saved ($)**
N/A					
Year (One-year only for each installation)	**PRO/Activity #4 Replacing orifice measurement with ultrasonic meters**	**Frequency of Practice/Activity or # of Installations**	**Estimated cost of meter tube only - in $ thousands**	**Estimated Reductions (Mcf/yr)**	**Value of Gas Saved ($)**
2013	Installations per year	9	$900	180	$630
2012	Installations per year	2	$200	40	$140
2011	Installations per year	6	$600	120	$420
2010	Installations per year	8	$800	160	$560
2009	Installations per year	6	$600	120	$420
2008	Installations per year	9	$900	180	$630
2007	Installations per year	8	$800	160	$560
2006	Installations per year	22	$2,200	440	$1,540
2005	Installations per year	65	$6,500	1300	$4,550
2003	Installations per year	60	$6,000	1200	$4,200

Additional Program Accomplishments

The Natural Gas STAR Program will use any information entered here to recognize the efforts and achievements of outstanding partners.

Please include any additional information you would like to share about your company's participation in Natural Gas STAR. Examples may include:

- **Activities to strengthen your program (e.g., training/education, innovative technologies or activities, pilot projects, employee incentive programs).**
- **Efforts to communicate your participation and successes (e.g., internal newsletters, press releases, company website).**
- **Participation in Natural Gas STAR program activities (e.g., contributions to case studies, presentation at annual workshop).**

Additional Accomplishments:

- Provided Gas Loss Reporting Training – In 2014, gas loss reporting training was provided to various Operational locations. The training explained the gas loss reduction initiatives, the process to report gas losses and reductions, and the impact of losses on DTI's emissions reporting. A review of the 2013 NG STAR report was included in the training.
- Fuel Book – DTI annually produces a reference book that provides both text and graphical overviews of each of its operating area's gas supply, requirements and lost-and-unaccounted-for gas (LAUFG), in addition to operational data and goals for reducing LAUFG. Also highlighted is a summary of DTI's NG STAR report from the prior year.
- Improved Estimate of Losses from Blow Downs – Reviewed and upgraded the operational models of gas supply and requirements to better estimate blow down volumes.

Appendix

Methane Emission Reduction Technologies & Practices—Transmission Sector

The list below describes a variety of methane emission reduction technologies that Natural Gas STAR partners in the transmission sector have implemented and reported to Natural Gas STAR. You may use this list as a guide when completing your annual report. ***Sunset dates (i.e., the length of time a technology or practice can continue to accrue emission reductions after implemented) are one year in duration unless otherwise noted in parentheses.*** An asterisk (*) indicates that a technical document related to the technology or practice is available online at epa.gov/gasstar/tools/recommended.html.

Compressors/Engines

- Automate compressor systems operation to reduce venting
- Eliminate unnecessary equipment and/or systems*
- Install automated air/fuel ratio controls (10 years)*
- Install electric compressors (10 years)*
- Install electric motors (10 years)
- Install electric motor starters (10 years)*
- Install lean burn compressor (10 years)
- Lower compressor purge pressure for shutdown
- Redesign blowdown/alter ESD practices*
- Reduce emissions when taking compressors offline*
- Reduce natural gas venting with fewer compressor engine startups and improved engine ignition*
- Replace compressor cylinder unloaders*
- Replace compressor rod packing systems*
- Replace gas starters with air or nitrogen (10 years)*
- Replace wet compressor seals with dry seals (10 years)*
- Use of turbines at compressor stations (20 years)

Dehydrators

- Convert pneumatics to mechanical controls (10 years)*
- Install condensers on glycol dehydrators (10 years)
- Install flash tank separators/controls on transmission sector glycol dehydrators (10 years)*
- Reduce glycol circulation rates in dehydrators*
- Replace glycol dehydrator with separator & in-line heaters (10 years)
- Reroute dehydrators/tank vents to flare or station suction (10 years)*
- Reroute glycol skimmer gas*

Directed Inspection and Maintenance

- DI&M: aerial leak detection using laser and/or infrared technology*
- DI&M at compressor stations*
- DI&M at remote sites*
- DI&M: inspect/repair compressor station blowdown valves*
- DI&M: leak detection using IR camera/optical imaging*
- DI&M: leak detection using ultrasound*
- DI&M: survey and repair leaks*

Pipelines

- Inspect/repair valves during pipeline replacement*
- Pipeline replacement and repair
- Recover gas from pipeline pigging operations*
- Reduce/downgrade system pressure
- Reduced emissions through third-party damage prevention
- Use composite wrap repair*
- Use hot taps for in-service pipeline connections*
- Use inert gas/pigs for pipeline purges*
- Use pipeline pump-down techniques to lower gas line pressure before maintenance *

Pneumatics/Controls

- Convert gas pneumatic controls to instrument air (10 years)*
- Convert natural gas-driven chemical pumps (10 years)*
- Install no bleed controllers (10 years)
- Identify and replace high-bleed pneumatic devices (7 years)*
- Reduce meter run blowdowns
- Replace bi-directional orifice meter with ultrasonic meters*
- Use add-on controls to reduce emissions from pneumatics (10 years)

Tanks

- Install flash gas compressors (10 years)
- Install vapor recovery units on pipeline liquid/ condensate tanks (10 years)*

Appendix (Continued)

Valves
- Close valves during repair to minimize blowdown*
- Design isolation valves to minimize gas blowdown volumes (10 years)*
- Move in fire gates at compressors (10 years)*
- Test and repair pressure safety valves*
- Use of YALE closures for ESD testing*

Wells
- Switch from underbalanced to overbalanced drilling in gas storage field

Other
- Convert natural gas-fired generator to solar power (10 years)
- Improve system design/operation
- Inject blowdown gas into low pressure mains or fuel gas system*
- Install flares (10 years)*
- Replace aged heaters with new efficient gas fired heaters (10 years)
- Require improvements in quality of gas received

Mailing Information:

Standard Mail:
The Natural Gas STAR Program
U.S. EPA (6207J)
1200 Pennsylvania Ave, NW
Washington, DC 20460
U.S.A.

Express/Overnight Mail:
The Natural Gas STAR Program
U.S. EPA (6207J)
1310 L Street, NW
Washington, DC 20005
U.S.A.

Julie Wray (Questar)

From: Julie Wray (Questar)
Sent: Wednesday, December 28, 2016 12:30 PM
To: Amelia Timbers (atimbers@asyousow.org)
Cc: Karen Doggett (Services - 6); Ian Gray (ian.gray@gmail.com); Natasha Lamb (natasha@arjuna-capital.com)
Subject: Dominion Resources Methane Report Proposal

Amelia,

As we mentioned in our call on the 13th, to meet our deadline under SEC Rule 14a-8(k), we are planning to submit a no-action request today or early tomorrow with the SEC seeking to exclude your proposal because we have substantially implemented the subject matter of the proposal. As required by SEC rule 14a-8(j), we will provide you with a copy of our letter simultaneously with our submission to the SEC.

Notwithstanding this submission, we would still like to continue our dialogue. We have reviewed our schedules for the first week of January, and if possible, would like to schedule a follow-up call involving representatives from our environmental group either on Wednesday, January 4 sometime between 1-2:30 ET or on Thursday, January 5, from 12:30-1 ET. Let me know if either of those days/times work.

We also wanted to share with you additional information we obtained following our discussion:

- Dominion's updated 2016 methane management report should be issued in the first quarter of 2017 and will include information on Dominion Carolina Gas that Dominion acquired in 2015 and Questar Corporation (including Questar Pipeline Company and Questar Gas Company) acquired earlier this year.
- The 2016 report will also discuss the Company's efforts with participation in the EPA's voluntary Natural Gas STAR Methane Challenge program as a founding partner. As a part of participation in this Program, the Company's subsidiary Dominion Transmission Inc. (DTI) will be reducing methane emissions during planned pipeline blow down events by at least 50% by implementing measures such as reducing pipeline pressure before blowing down, utilizing hot taps for new pipelines, routing gas to a compressor or other systems for beneficial use. Similarly, Dominion East Ohio (DEO) and Dominion Hope (DH) have committed to replacing approximately 1.5% of the cast iron and unprotected steel mains each year. Questar Gas Company has also joined the program where measures will be taken to reduce methane emissions caused by pipeline excavation damages. All the subsidiaries submitted implementation plans to the EPA in September 2016 and will report measures taken and emissions reduced starting in 2017. Dominion Carolina Gas (DCG) also joined the EPA's Natural Gas STAR program and has committed to voluntarily reduce methane emissions from its operations.

  A press release from the EPA regarding the Company's participation in the EPA's Natural Gas STAR Methane Challenge Program, which identifies Dominion as a Founding Partner, may be found at https://www.epa.gov/natural-gas-star-program/natural-gas-star-methane-challenge-program. The commitments of each participating partner may be accessed through https://www.epa.gov/sites/production/files/2016-05/documents/mc_partner_commitments.pdf. The Company's press release announcing its recognition as a Founding Partner in the EPA's program is available at https://www.dom.com/news/news-releases/137117

We look forward to hearing back from you.

Sincerely,

Julie A. Wray

Julie A. Wray
Assistant Corporate Secretary and Integration Advisor
Dominion Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433
Office - (801) 324-2736
Mobile – (801)-209-7646